

DEERE & COMPANY ANNUAL REPORT 2007

GROWING

A BUSINESS AS GREAT AS OUR PRODUCTS







JOHN DEERE



New Brazil Tractor Factory Begins Operation

In a move to strengthen John Deere's competitive position in South America, the company opened a new, state-of-the-art tractor factory in Montenegro, Brazil, in 2007. "The new facility positions Deere to participate more fully in growing markets and complements our leading position in combines and seeding equipment with a broader, more productive line of tractors," says Mark von Pentz, President, Ag Harvesting Division. Deere sales in Central and South America – where Brazil is the largest market – increased 60 percent in 2007.

Senior Management Team

From left: Sam Allen, Dave Everitt, Jim Field, Jim Israel, Bob Lane, Jim Jenkins, Mike Mack, H.J. Markley and Mark von Pentz. Shown with John Deere 3510 sugar cane harvester, one of the industry's most advanced and productive machines, produced in the U.S. and Brazil.

On the Cover

Innovation and quality describe the John Deere 9770 STS combine, 672D motor grader, 2500E hybrid greens mower, and 1270D forestry harvester shown on the cover. They are among the intelligent machines that make use of advanced technology such as GPS, precision sensors and electric drives to improve operating efficiency and productivity. The wind turbines represent company investments in wind farms for alternative energy, which in some cases are located on our equipment customers' own land.

GROWING A GREAT BUSINESS

2007 was a standout year for John Deere. Aiming to distinctively serve customers worldwide, the company introduced an exceptional number of advanced new products and brought the power and value of the John Deere brand to a growing global audience. In addition, Deere made further strides in asset management and continued to find ways to operate with more efficiency and effectiveness. Powerful economic and demographic trends, based primarily on rising global affluence and increasing demand for food and energy, lent support to these efforts as well. With record sales and earnings now for four consecutive years, our performance reflects improving execution of our plans to grow a business fundamentally more resilient, more profitable, and more rewarding to investors.

For fiscal 2007, Deere reported net income of $1.82 billion on total net sales and revenues of $24.1 billion. Income from continuing operations increased 25 percent on a 9 percent gain in sales and revenue, compared with 2006. Income from continuing operations was up 30 percent on a per-share basis, aided by a reduced share count. Deere's agricultural, commercial and consumer, and credit businesses all had record profits. Importantly, the construction and forestry operations remained strongly profitable in spite of rapidly deteriorating market conditions. C&F's performance is a reflection of our goal to operate every business in a profitable manner, whether markets are strong or weak.



ROBERT W. LANE
Chairman and Chief Executive Officer

POWERFUL TAILWINDS HOLD GREAT PROMISE

Deere's growth plans are receiving support from powerful global-economic tailwinds involving global population growth, increased affluence leading to upgraded diets and higher livestock-product consumption, plus the growing use of biofuels.

- *Population.* The world's population is growing rapidly in size, creating more need for food, energy, and infrastructure. Many expect the population to increase by about 2.5 billion, or roughly 40 percent, within only four decades. In India, 40 percent of the population, or 440 million people, are under age 18.
- *Prosperity.* A global prosperity explosion – most pronounced in some of the areas experiencing the biggest population gains – is driving demand for food, especially meat, at an accelerated rate. As incomes in poor countries rise, caloric intake increases and drives up global demand for grain. This is believed to be especially true as incomes grow from $1 to $2 a day, a situation affecting approximately one-fourth of the world's population.
- *Production.* Planting, harvesting and transporting the potentially massive amounts of crop material required for cellulosic energy, while not yet commercially viable, would likely utilize John Deere equipment in a big way. Already, corn, sugar, soybeans and rapeseed are being used in dozens of countries for biofuels such as ethanol and biodiesel.


$21,191
$22,148
$24,082
05
06
07

Net Sales & Revenues (MM)

In the face of mounting requirements from virtually every corner of the world, farm commodity production (supply) has risen strongly but has not kept pace with use (demand). At the same time, the positive impact of a global population swelling in both size and affluence is leading to a greater need over time for housing, infrastructure, grounds care, landscape supplies and services, and financing – providing support to virtually all John Deere businesses.


$2,333
$2,426
$2,871
05
06
07

Operating Profit (MM)

DRIVING FUNDAMENTAL CHANGES

Distinctively serving customers while rigorously managing assets lies at the heart of our strategy to earn more profit on a more consistent basis. The company has made dramatic progress reducing the amount of assets required to produce a given level of sales and profit. Last year, trade receivables and inventories remained at their lowest point as


$1,447
$1,694
$1,822
05
06
07

Net Income (MM)

a percent of sales in recent times, and through year-end, had fallen on that basis for 30 consecutive quarters versus the same period of the prior year.

Largely as a result of Deere's success managing costs and assets, the company is producing healthy levels of SVA and cash flow. SVA, or Shareholder Value Added, is a measure of operating profit after an implied capital charge. SVA increased to $1.3 billion in 2007 and, in each of the last four years, has been more than twice as high as in any year prior to that time. On an enterprise basis, cash flow from operating activities was a substantial $2.8 billion in 2007. With these dollars, Deere has invested in growth while buying back stock and increasing dividend payments. Last year, the company invested $1 billion in new plants and projects expected to be a powerful source of future profit. Share repurchases and dividends totaled $1.9 billion. Over the last four years, 93 million shares (post stock split) have been repurchased and the quarterly dividend rate has more than doubled.

Continuing its geographic expansion, **John Deere Renewables** began construction in 2007 of Harvest Wind Farm, a 32-turbine project in Michigan that will be able to produce more than 50 megawatts of electricity. That's enough to power 15,000 homes.



TARGETING SUSTAINED SVA GROWTH

In our efforts to grow a great business, Deere uses sustainable SVA as the primary metric. This reflects our determination to invest solely in those products, projects and businesses that serve customers so well that they yield consistently superior returns relative to the market opportunity. The company aims to achieve average SVA gains of 7 percent a year over the business cycle. Such a goal is challenging, requiring higher sales and an unwavering focus on innovation to achieve. Deere's aims for innovative growth are supported by an intensive six-stage business growth process.

GROWING GLOBALLY

Extending the John Deere brand to new customers worldwide remains a top priority. Last year, sales outside the United States and Canada surpassed $7 billion for the first time. Deere's sales to countries all around the world are growing and, in fact, nearly doubled last year in the emerging markets of Brazil, Russia, India and China. Several key projects and developments in these areas moved ahead in 2007:

- ***In Brazil,*** a new state-of-the-art tractor factory went into operation (sidebar, inside front cover), allowing the company to expand production of high-horsepower tractors.
- ***In Russia,*** a rapidly growing market well-suited for Deere's productive, reliable equipment, the company continued to strengthen its distribution and product support network. This same process is occurring in other CIS (former Soviet) countries as well.
- ***In India,*** Deere's value line of India-manufactured tractors continued to enjoy great success and is being exported to dozens of countries. The Pune technical center also provided cost-effective support to company operations throughout the world.
- ***In China,*** the company's product line was further broadened with the acquisition of Ningbo Benye, a respected manufacturer of small tractors.

Deere's highly successful 300-series skid steer family was enhanced in 2007 with the addition of the **313 and 315 (shown) model skid steer loaders.** One key feature is a radial lift boom, favored for work in areas of limited space. The new skid steers extend C&F's recent success broadening its product line.



GROWING IN ADJACENT MARKETS

Expanding our product range and entering attractive new businesses are vital to the success of Deere's growth efforts. Examples of advanced products that came to market in 2007 included high-performance spraying, harvesting and construction equipment, as well as smaller tractors and upgraded utility vehicles. We're appealing to mowing and landscape contractors with an expanded line of commercial mowers and other equipment. What's more, customer purchases are increasingly being financed by our global credit operation, which, with its solid credit fundamentals, supports the sale of all types of John Deere equipment and continues to deliver profitable growth. At the same time, the company is targeting growth in four attractive areas that are highly complementary to our core businesses: intelligent equipment solutions, landscapes, water technologies, and wind energy.

- *John Deere's Intelligent Mobile Equipment Technologies* (IMET) group saw significant growth last year. That's because of a growing worldwide customer understanding of how automated guidance systems, and other advanced GPS-based offerings, pay for themselves through improved productivity.
- *John Deere Landscapes* continued to register impressive sales gains in 2007, while serving an important customer group, professional-landscape contractors. Last year's acquisition of LESCO, Inc. made a significant impact on the landscape operation's retail footprint and product line.
- *John Deere Water Technologies*, formed through the acquisition of Roberts Irrigation, experienced positive sales growth in its first full year of operation. Its precision drip-irrigation systems, which use water more efficiently than other irrigation methods, are proving popular with customers concerned about water availability, cost and conservation.
- *John Deere Renewables* continued to make substantial wind investments often in conjunction with rural cooperatives in areas where the company already has a presence. To date, the wind-energy unit has participated in more than a dozen projects involving nearly 600 megawatts of power.

Promising the ultimate in harvesting performance, the **John Deere 9870 STS combine** offers plenty of power (up to 480 rated hp) and productivity. Equipped as shown with the new 612C corn head, the machine offers faster, easier harvesting with improved grain quality.



BENEFITING FROM ALIGNED TEAMWORK

John Deere is working to establish a performance-based culture, enriched by the aligned efforts of a dedicated worldwide workforce more than 50,000 strong. Without question, high performance teamwork is making quite an impact on our results with customers and on shareholder value. Talented employees from around the world and all backgrounds are working together in an aligned, collaborative manner. We invest in them because they are the key to rigorously upholding our values and to executing our plans at the highest level.

PROSPERING THROUGH SERVICE

A great business serves society by providing exceptional high-value products for customers, offering appealing career opportunities for employees, delivering attractive returns for investors, and by being a valued neighbor. In this latter regard, the John Deere Foundation continued its support of solutions for world hunger through sponsorship of KickStart, an organization helping subsistence farmers in Africa become more productive and profitable. Building on a proud record of stewardship, the company continued to develop product solutions that are less disruptive to the environment. Last year Deere introduced additional models of clean-burning, highly efficient PowerTech engines and brought out a premium tractor that conserves fuel by generating its own electrical power for certain accessories and other applications.

One of many successful new products, the John Deere **Gator XUV 4x4 utility vehicle** gets high marks from customers and the trade press for its combination of comfort, power and acceleration. Noted for exceptional crossover appeal, the XUV is equally suited for work or trail applications.



PERFORMANCE THAT ENDURES

John Deere aims to deliver performance that endures. This explains our consistent focus on the prosperity of our customers and the well-being of those we serve. Today, John Deere employees, like the dedicated thousands who preceded us, are energized by the knowledge that our performance contributes so directly to a better quality of life and to human flourishing. What's more, the company's unmatched and preeminent dealer organization, now growing worldwide, plays a vital role in this regard by providing a valuable linkage between the company and its customers.

To those we are privileged to serve, we say thanks for your loyalty. We pledge to earn your continued support by redoubling our efforts to deliver performance that endures.

Sincerely,

December 20, 2007



Robert W. Lane



DEERE ENTERPRISE SHAREHOLDER VALUE ADDED - SVA (MM)

(2005 total includes discontinued operations)


$844
$869
$1,224
05
06
07

EQUIPMENT OPERATIONS - SVA (MM)

2007 Financial Services Highlights

- Global portfolio growth at John Deere Credit helps financial services achieve record income from continuing operations of $364 million.
- Managed portfolio increases by nearly $1 billion, to $22.5 billion, primarily from growth in retail financing.
- John Deere Credit's U.S. crop protection group, John Deere Risk Protection, more than doubles commissions for second consecutive year, to $75 million.

Disciplined Growth

- Expanding reach in important growth regions, John Deere Credit signs cooperation agreements with BNP Paribas Leasing Group in Poland and Cuscatlán Group in Central America to provide John Deere Credit-branded retail financing through dealer networks.
- Showing commitment to alternative energy market, John Deere Renewables expands project development, debt financing, turbine procurement and other energy business services to more U.S. states.


$94
$79
$90
05
06
07

FINANCIAL SERVICES - SVA (MM)

(2005 total includes discontinued operations)


$454
$356
$869
05
06
07

AGRICULTURAL EQUIPMENT - SVA (MM)

2007 Agricultural Equipment Highlights

- With support from an improving global farm economy, Ag Division operating profit reaches $1.44 billion on sales of $12.1 billion.
- High-horsepower tractors, productive combines, large-scale sprayers, and self-propelled forage harvesters highlight one of company's largest-ever new product rollouts.
- Sales outside U.S. and Canada experience sharp gain, mainly due to strengthening markets in Brazil, Russia and Europe.

Disciplined Growth

- Expanding manufacturing in China, Deere acquires tractor maker Ningbo Benye; gives company more complete tractor-product line in Asia.
- Two newer growth businesses, John Deere Intelligent Mobile Equipment Technologies and John Deere Water Technologies, attract new customers, experience strong sales gains.


$420
$504
$264
05
06
07

CONSTRUCTION & FORESTRY - SVA (MM)

2007 Construction & Forestry Highlights

- Reflecting the success of disciplined cost and asset management, division remains strongly profitable in face of weakening in some construction and forestry markets. Operating profit is $571 million on sales of $5 billion.
- With support from higher forestry sales in Russia and improved construction markets in Latin America, division sales outside of U.S. and Canada show strong rise.

Disciplined Growth

- Plans for accelerated growth focus on global forestry and broader product line, especially larger, more productive equipment for major contractors.
- Demonstrating ability to respond to developing customer needs, C&F offers three-machine system that can economically remove trees and biomass using environmentally sound harvesting practices.


$(30)
$9
$91
05
06
07

COMMERCIAL & CONSUMER EQUIPMENT - SVA (MM)

2007 Commercial & Consumer Equipment Highlights

- Sales rise 12% benefiting from new products and growth in landscapes operation; operating profit up 38%, to $304 million.
- Successful new products include EZtrak residential zero-turn-radius mower line and Gator XUV 4x4 utility vehicle.
- New compact utility tractor features include innovative auto-hitch that allows operator to attach rotary cutters and tillers without leaving seat, improving efficiency and safety.

Disciplined Growth

- Acquisition of LESCO, Inc., a leading supplier of consumable products such as fertilizer and seed, increases number of John Deere Landscapes store locations to more than 600 and brings important additions to product line.
- Building on success providing golf and turf equipment to leading courses throughout world, John Deere becomes exclusive golf-course irrigation supplier to PGA Tour.

SVA: FOCUSING ON GROWTH & SUSTAINABLE PERFORMANCE

DEERE EQUIPMENT OPERATIONS

Net Sales	[illegible]	[illegible]	[illegible]
Op Profit	[illegible]	[illegible]	2318
Avg Assets			
With Inventories @ Std Cost	[illegible]	[illegible]	[illegible]
With Inventories @ LIFO	[illegible]	[illegible]	[illegible]
OROA % @ LIFO	[illegible]	[illegible]	[illegible]
Asset Turns (Std Cost)	2.33	2.30	2.33
Op Margin %	x 9.49	x 9.58	x 10.79
OROA % @ Standard Cost	22.2	22.1	25.2

Avg Assets @ Std Cost	[illegible]	[illegible]	[illegible]
Op Profit	1842	1905	2318
Cost of Assets	- 998	-1036	-1094
SVA	844	869	1224

FINANCIAL SERVICES

$MM unless indicated	05	06	07
Net Income	345	584	364
Avg Equity	2227	2466	2524
ROE %	15.5	23.7	14.4

$MM	05	06	07
Op Profit	491	521	553
Change in Allowance for Doubtful Receivables	(12)	15	17
SVA Income	479	536	570
Avg Equity Continuing Operations	2110	2424	2524
Avg Allowance for Doubtful Receivables	150	148	167
SVA Avg Equity	2260	2572	2691
SVA Income	479	536	570
Cost of Equity	-410	-457	-480
SVA Continuing Operations	69	79	90
SVA Discontinued Operations	25	0	0
SVA	94	79	90

Deere Financial Services, *to create and grow SVA, are targeting an after-tax return on average equity of approximately 13%. The Financial Services SVA metric is calculated on a pretax basis, with certain adjustments. Operating profit is adjusted for changes in the allowance for doubtful receivables and for discontinued operations, while the actual allowance is added to the equity base. These adjustments are made to reflect actual write-offs in both income and equity.*

AGRICULTURAL EQUIPMENT

$MM unless indicated	05	06	07
Net Sales	10567	10232	12121
Op Profit	970	882	1443
Avg Assets			
With Inventories @ Std Cost	4296	4386	4789
With Inventories @ LIFO	3612	3652	4036
OROA % @ LIFO	26.9	24.2	35.8
Asset Turns (Std Cost)	2.46	2.33	2.53
Op Margin %	x 9.18	x 8.62	x 11.90
OROA % @ Standard Cost	22.6	20.1	30.1

$MM	05	06	07
Avg Assets @ Std Cost	4296	4386	4789
Op Profit	970	882	1443
Cost of Assets	-516	-526	-574
SVA	454	356	869

CONSTRUCTION & FORESTRY

$MM unless indicated	05	06	07
Net Sales	5229	5775	5035
Op Profit	689	802	571
Avg Assets			
With Inventories @ Std Cost	2244	2481	2556
With Inventories @ LIFO	2082	2813	2384
OROA % @ LIFO	33.1	34.7	24.0
Asset Turns (Std Cost)	2.33	2.33	1.97
Op Margin %	x 13.18	x 13.89	x 11.34
OROA % @ Standard Cost	30.7	32.3	22.3

$MM	05	06	07
Avg Assets @ Std Cost	2244	2481	2556
Op Profit	689	802	571
Cost of Assets	-269	-298	-307
SVA	420	504	264

COMMERCIAL & CONSUMER EQUIPMENT

$MM unless indicated	05	06	07
Net Sales	3605	3877	4333
Op Profit	183	221	304
Avg Assets			
With Inventories @ Std Cost	1772	1767	1860
With Inventories @ LIFO	1554	1581	1672
OROA % @ LIFO	11.8	14.0	18.2
Asset Turns (Std Cost)	2.03	2.19	2.33
Op Margin %	x 5.08	x 5.70	x 7.02
OROA % @ Standard Cost	10.3	12.5	16.3

$MM	05	06	07
Avg Assets @ Std Cost	1772	1767	1860
Op Profit	183	221	304
Cost of Assets	-213	-212	-213
SVA	(30)	9	91

DEERE & COMPANY 2007 FINANCIAL REVIEW

CONTENTS PAGES

5-YEAR CUMULATIVE TOTAL RETURN

DEERE COMPARED TO S&P 500 INDEX AND S&P 500 CONSTRUCTION & FARM MACHINERY INDEX



$450
$400
$350
$300
$250
$200
$150
$100
$50
2002
2003
2004
2005
2006
2007

Deere & Company — S&P Construction & Farm Machinery — S&P 500

	At October 31					
	2002	2003	2004	2005	2006	2007
Deere & Company	100.00	133.21	133.48	137.98	197.51	365.09
S&P Con & Farm Mach	100.00	167.23	188.33	221.29	281.24	413.60
S&P 500	100.00	120.80	132.18	143.71	167.19	191.54

The graph compares the cumulative total returns of Deere & Company, the S&P 500 Construction & Farm Machinery Index, and the S&P 500 Stock Index over a five-year period.
It assumes $100 was invested on October 31, 2002, and that dividends are reinvested. Deere & Company stock price at October 31, 2007, was $77.45 (adjusted to reflect 2-for-1 stock split).
The Standard & Poor's 500 Construction & Farm Machinery Index is made up of Deere, Caterpillar, Inc., Cummins Inc., PACCAR Inc., and Terex Corporation.
The stock performance shown in the graph is not intended to forecast and does not necessarily indicate future price performance.

RESULTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

OVERVIEW

Organization

The company's Equipment Operations generate revenues and cash primarily from the sale of equipment to John Deere dealers and distributors. The Equipment Operations manufacture and distribute a full line of agricultural equipment; a variety of commercial and consumer equipment; and a broad range of equipment for construction and forestry. The company's continuing Financial Services primarily provide credit services, which mainly finance sales and leases of equipment by John Deere dealers and trade receivables purchased from the Equipment Operations. In addition, Financial Services offer certain crop risk mitigation products and invest in wind energy generation. The health care operations, included in Financial Services, were classified as discontinued operations due to their sale (see Note 2). These operations provided managed health care services for the company and certain outside customers. The information in the following discussion is presented in a format that includes information grouped as consolidated, Equipment Operations and Financial Services. The company also views its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada.

Trends and Economic Conditions

The company's businesses are currently affected by the following key trends and economic conditions. Worldwide farm conditions remain positive, benefiting from growing economic prosperity, healthy commodity prices and demand for renewable fuels. Industry sales of farm machinery in the U.S. and Canada in 2008 are expected to be up 10 to 15 percent for the year, while sales in Western Europe are forecast to be flat to up slightly. South American industry sales for 2008 are expected to increase by 10 to 15 percent. The company's agricultural equipment net sales were up 18 percent for 2007 and are forecast to be up approximately 17 percent in 2008. The company's commercial and consumer equipment net sales were up 12 percent in 2007, including about 9 percent from LESCO, Inc. (LESCO), which was acquired in May 2007. Commercial and consumer equipment sales are forecast to be up about 10 percent in 2008, including about 8 percent from a full year's sales from LESCO. U.S. markets for construction and forestry equipment are forecast to remain under pressure in 2008 due in large part to a continuing slump in housing starts. The company's construction and forestry net sales decreased 13 percent in 2007 and are forecast to be approximately flat in 2008. Net income for the company's credit operations in 2008 is expected to improve to approximately $375 million due to growth in the credit portfolio.

Items of concern include the price of raw materials and certain supply constraints, which have an impact on the results of the company's equipment operations. The impacts of inflation and sub-prime credit issues, which could affect interest rates and the housing market, are also a concern. Producing engines that continue to meet high performance standards, yet also comply with increasingly stringent emissions regulations is one of the company's major priorities. In this regard, the company is making and intends to continue to make the financial and technical investment needed to produce engines in conformance with global emissions rules for off-road diesel engines. Potential changes in government sponsored farmer financing programs and supplier constraints in Brazil are a concern. In addition, there is uncertainty over the direction of U.S. farm legislation.

In 2007, the company benefited from an improving global farm economy, while also experiencing weakening construction, forestry, commercial and consumer sectors primarily as a result of the U.S. housing downturn. As it maintains its focus on cost and asset management, the company believes it has successfully entered new markets, made important acquisitions and expanded its global customer base with advanced lines of products and services. In addition to achieving strong financial performance, the company in 2007 returned $1.9 billion to investors through share repurchases and dividends.

2007 COMPARED WITH 2006

CONSOLIDATED RESULTS

Worldwide net income in 2007 was $1,822 million, or $4.00 per share diluted ($4.05 basic), compared with $1,694 million, or $3.59 per share diluted ($3.63 basic), in 2006. Income from continuing operations, which excludes the company's discontinued health care business (see Note 2), was also $1,822 million, or $4.00 per share diluted ($4.05 basic), in 2007, compared with $1,453 million, or $3.08 per share diluted ($3.11 basic) in 2006. Net sales and revenues from continuing operations increased 9 percent to $24,082 million in 2007, compared with $22,148 million in 2006. Net sales of the Equipment Operations increased 8 percent in 2007 to $21,489 million from $19,884 million last year. This included a positive effect for currency translation and price changes of 5 percent. Net sales in the U.S. and Canada were flat in 2007. Net sales outside the U.S. and Canada increased by 27 percent, which included a positive effect of 7 percent for currency translation. All per share information reflects a two-for-one stock split effective November 26, 2007 (see Note 1).

Worldwide Equipment Operations had an operating profit of $2,318 million in 2007, compared with $1,905 million in 2006. Higher operating profit was primarily due to improved price realization and higher sales and production volumes. Partially offsetting these factors were higher selling, administrative and general expenses, increased raw material costs and higher research and development costs.

The Equipment Operations' net income was $1,429 million in 2007, compared with $1,089 million in 2006. The same operating factors mentioned above along with the expense related to the repurchase of certain outstanding debt securities last year and lower effective tax rates this year affected these results.

Net income of the company's Financial Services operations in 2007 decreased to $364 million, compared with $584 million in 2006, primarily due to the sale of the health care operations last year. Income from the Financial Services continuing operations in 2007 was also $364 million, compared with $344 million in 2006. The increase was primarily a result of growth in the credit portfolio, partially offset by increased selling, administrative and general expenses and a higher provision for credit losses. Additional information is presented in the following discussion of the credit operations on this page.

Income from discontinued operations was $241 million in 2006, or $.51 per share diluted ($.52 basic), primarily due to the sale of the health care operations last year.

The cost of sales to net sales ratio for 2007 was 75.6 percent, compared with 77.3 percent last year. The decrease was primarily due to improved price realization and higher sales and production volumes, partially offset by higher raw material costs.

Finance and interest income, and interest expense increased this year primarily due to growth in the credit operations portfolio and higher financing rates. Other income increased this year primarily from increased service revenues. Research and development costs increased this year due to increased spending in support of new products and the effect of currency translation. Selling, administrative and general expenses increased primarily due to growth and the effect of currency translation. Other operating expenses were higher primarily as a result of increased cost of services, higher depreciation expense on operating lease equipment and the effect of currency translation, partially offset by the expense related to the repurchase of outstanding notes last year (see Note 3).

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2007 were $415 million, compared with $447 million in 2006. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.3 percent in 2007 and 8.4 percent in 2006, or $838 million in 2007, compared with $795 million in 2006. The actual return was a gain of $1,503 million in 2007, compared with a gain of $1,364 million in 2006. In 2008, the expected return will be approximately 8.2 percent. The company expects postretirement benefit costs in 2008 to be lower, compared with 2007, primarily due to lower amortization of actuarial losses. The company makes any required contributions to the plan assets under applicable regulations and voluntary contributions from time to time based on the company's liquidity and ability to make tax-deductible contributions. Total company contributions to the plans were $646 million in 2007 and $866 million in 2006, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to total plan assets of approximately $520 million in 2007 and $760 million in 2006. Total company contributions in 2008 are expected to be approximately $428 million, including voluntary contributions to plan assets of approximately $300 million. See the following discussion of "Critical Accounting Policies" for more information about postretirement benefit obligations.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion relates to operating results by reportable segment and geographic area. Operating profit is income before external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses. However, operating profit of the credit segment includes the effect of interest expense and foreign exchange gains or losses.

Worldwide Agricultural Equipment Operations

The agricultural equipment segment had an operating profit of $1,443 million in 2007, compared with $882 million in 2006. Net sales increased 18 percent this year due to higher volumes, the favorable effects of currency translation and improved price realization. The increase in operating profit was primarily due to higher sales and production volumes, and improved price realization, partially offset by higher selling, administrative and general expenses attributable in large part to growth initiatives and currency translation. Also affecting the profit were increased raw material costs and higher research and development costs.

Worldwide Commercial and Consumer Equipment Operations

The commercial and consumer equipment segment had an operating profit of $304 million in 2007, compared with $221 million in 2006. Net sales increased 12 percent for the year, which included 9 percent from the LESCO operations. The improved operating profit was primarily due to higher sales volumes and improved price realization, partially offset by higher selling, administrative and general expenses largely attributed to the acquisition.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $571 million in 2007, compared with $802 million in 2006. Net sales decreased 13 percent for the year reflecting the downturn in U.S. housing starts. The operating profit was lower primarily due to lower sales and production volumes and higher raw material costs, partially offset by positive price realization. Last year's results included expenses related to the closure of a Canadian forestry equipment facility (see Note 3).

Worldwide Credit Operations

The operating profit of the credit operations was $548 million in 2007, compared with $520 million in 2006. The increase in operating profit was primarily due to growth in the credit portfolio, partially offset by increased selling, administrative and general expenses and a higher provision for credit losses. Total revenues of the credit operations, including intercompany revenues, increased 13 percent in 2007, primarily reflecting the larger portfolio and higher average finance rates. The average balance of receivables and leases financed was 8 percent higher in 2007, compared with 2006. An increase in average borrowings and higher interest rates in 2007 resulted in a 16 percent increase in interest expense, compared with 2006. The credit operations' ratio of earnings to fixed charges was 1.55 to 1 in 2007, compared with 1.61 to 1 in 2006.

Equipment Operations in U.S. and Canada

The equipment operations in the U.S. and Canada had an operating profit of $1,539 million in 2007, compared with $1,445 million in 2006. The increase was primarily due to improved price realization, partially offset by increased selling, administrative and general expenses, higher raw material costs and higher research and development costs. Net sales were approximately the same in both years due to lower volumes, offset by growth from acquisitions and higher price realization. The physical volume decreased 5 percent excluding acquisitions, compared with 2006.

Equipment Operations outside U.S. and Canada

The equipment operations outside the U.S. and Canada had an operating profit of $779 million in 2007, compared with $460 million in 2006. The increase was primarily due to the effects of higher shipments and production volumes and improved price realization, partially offset by increases in selling, administrative and general expenses, increases in raw material costs and higher research and development costs. Sales increased from higher volumes, the effect of currency translation and improvements in price realization. Net sales increased 27 percent in 2007, while the physical volume increased 17 percent, compared with 2006.

MARKET CONDITIONS AND OUTLOOK

Company equipment sales are projected to increase by about 12 percent for the fiscal year and to be up approximately 25 percent for the first quarter of 2008, compared to the same periods in 2007. LESCO operations are expected to account for about 2 percentage points of the sales increase for the year and 3 points in the first quarter. The company's net income is forecast to be about $2.1 billion for 2008 and about $325 million for the first quarter.

Agricultural Equipment. Driven by continuing strength in the farm sector, worldwide sales of the company's agricultural equipment are expected to increase by about 17 percent for fiscal year 2008. Included in the segment's sales forecast is one percentage point for currency translation and one point related to the acquisition of Ningbo Benye Tractor & Automobile Manufacturing Co., Ltd., a Chinese-based tractor manufacturer purchased by the company in the fourth quarter of 2007.

Worldwide farm conditions remain quite positive, benefiting from growing economic prosperity, healthy commodity prices and demand for renewable fuels. Relative to consumption, global grain stocks such as wheat and corn are continuing to run at or near thirty-year lows. The company's sales are expected to receive further support from the planned introduction of a number of advanced new products globally.

On an industry basis, sales of farm machinery in the U.S. and Canada are forecast to be up 10 to 15 percent for the year, due in part to a substantial jump in farm cash receipts. Large tractors and combines are expected to pace the sales improvement, while demand for cotton pickers is expected to be lower. Industry sales in Western Europe are forecast to be flat to up slightly for the year with greater increases expected in Eastern Europe and the CIS (Commonwealth of Independent States) countries, including Russia. These latter areas are expected to continue experiencing strong growth due to rising demand for productive farm machinery. South American markets are expected to show further improvement in 2008, with industry sales forecast to increase by 10 to 15 percent. Farm machinery demand in Brazil, while receiving support from strong commodity prices, may be tempered by uncertainties over the status of government-backed financing programs. The company anticipates its sales will be helped by an expanded product line and additional production capacity associated with the opening of a new tractor manufacturing facility in Montenegro, Brazil.

Commercial and Consumer Equipment. The company's commercial and consumer equipment sales are projected to be up about 10 percent for the year, including about 8 percentage points from a full year of LESCO sales. Segment sales, in addition, are expected to benefit from new products, such as an expanded line of innovative commercial mowing equipment. Given the nature of the company's commercial and consumer businesses, sales tend to have a high degree of sensitivity to weather patterns and U.S. housing markets.

Construction and Forestry. U.S. markets for construction and forestry equipment are forecast to remain under pressure in 2008 due in large part to a continuing slump in housing starts. Non-residential construction is expected to remain flat at last year's relatively strong levels. Pressure on the U.S. housing market is expected to contribute to lower worldwide sales of forestry equipment in 2008, though sales in Europe are forecast to remain at strong levels. Despite this generally weak environment, the company's sales are expected to benefit from new products and a return to factory production levels in closer alignment with retail demand. Last year, the company made a significant reduction in construction and forestry inventories, which restrained production. In addition, the company's sales to the independent rental channel, which saw a large decline in 2007, are expected to be flat in the coming year. For 2008, the company's worldwide sales of construction and forestry equipment are forecast to be approximately equal to the prior year.

Credit. Fiscal year 2008 net income for the company's credit operations is forecast to be approximately $375 million, with the improvement driven by growth in the credit portfolio.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under "Overview," "Market Conditions and Outlook" and other statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

Forward looking statements involve certain factors that are subject to change, including for the company's agricultural equipment segment the many interrelated factors that affect farmers' confidence. These factors include worldwide demand for agricultural products, world grain stocks, weather conditions (including drought in the southeastern U.S.), soil conditions, harvest yields, prices for commodities and livestock, crop production expenses, availability of transport for crops, the growth of non-food uses for some crops (including ethanol and biodiesel production), real estate values, available acreage for farming, the land ownership policies of various governments, changes in government farm programs (including those that may result from farm economic conditions in Brazil), international reaction to such programs, uncertainties over passage of the U.S. Farm Bill, global trade agreements, animal diseases and their effects on poultry and beef consumption and prices (including bovine spongiform encephalopathy, commonly known as "mad cow" disease and avian flu), crop pests and diseases (including Asian rust), and the level of farm product exports (including concerns about genetically modified organisms). The success of the fall harvest and the prices realized by farmers for their crops especially affect retail sales of agricultural equipment in the winter.

Factors affecting the outlook for the company's commercial and consumer equipment segment include weather conditions, general economic conditions, customer profitability, consumer confidence, consumer borrowing patterns, consumer purchasing preferences, housing starts, infrastructure investment, and spending by municipalities and golf courses.

The number of housing starts, interest rates and consumer spending patterns are especially important to sales of the company's construction equipment. The levels of public and non-residential construction also impact the results of the company's construction and forestry segment. Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in, and the political and social stability of, the global markets in which the company operates; production, design and technological difficulties, including capacity and supply constraints and prices, including for supply commodities such as steel and rubber; the availability and prices of strategically sourced materials, components and whole goods; delays or disruptions in the company's supply chain due to weather or natural disasters; start-up of new plants and new products; the success of new product initiatives and customer acceptance of new products; oil and energy prices and supplies; inflation and deflation rates, interest rate levels and foreign currency exchange rates; the availability and cost of freight; trade, monetary and fiscal policies of various countries, wars and other international conflicts and the threat thereof; actions by the U.S. Federal Reserve Board and other central banks; actions by the U.S. Securities and Exchange Commission; actions by environmental regulatory agencies, including those related to engine emissions and the risk of global warming; actions by other regulatory bodies; actions by rating agencies; capital market disruptions; customer borrowing and repayment practices, the number and size of customer loan delinquencies and defaults, and the sub-prime credit market crisis; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices especially as to levels of new and used field inventories; labor relations; changes to accounting standards; changes in tax rates; the effects of, or response to, terrorism; and changes in laws and regulations affecting the sectors in which the company operates. The spread of major epidemics (including influenza, SARS, fevers and other viruses) also could affect company results. Company results are also affected by changes in the level of employee retirement benefits, changes in market values of investment assets and the level of interest rates, which impact retirement benefit costs, and significant changes in health care costs. Other factors that could affect results are changes in company declared dividends, acquisitions and divestitures of businesses and common stock issuances and repurchases.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, except as required by law, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in other filings with the U.S. Securities and Exchange Commission.

2006 COMPARED WITH 2005

CONSOLIDATED RESULTS

Worldwide net income in 2006 was $1,694 million, or $3.59 per share diluted ($3.63 basic), compared with $1,447 million, or $2.94 per share diluted ($2.97 basic), in 2005. Income from continuing operations, which excludes the company's discontinued health care business (see Note 2), was $1,453 million, or $3.08 per share diluted ($3.11 basic) in 2006, compared to $1,414 million, or $2.87 per share diluted ($2.90 basic) in 2005. Net sales and revenues from continuing operations increased 5 percent to $22,148 million in 2006, compared with $21,191 million in 2005. Net sales of the Equipment Operations increased 2 percent in 2006 to $19,884 million from $19,401 million in 2005. This included a positive effect for price changes of 3 percent. Equipment net sales in the U.S. and Canada increased 3 percent in 2006. Net sales outside the U.S. and Canada increased by 2 percent, which included a negative effect of 1 percent for currency translation.

Worldwide Equipment Operations had an operating profit of $1,905 million in 2006, compared with $1,842 million in 2005. Higher operating profit was primarily due to improved price realization and lower retirement benefit costs. Partially offsetting these factors were increased raw material costs, higher selling and administrative expenses, the impact of lower shipping volumes and increased spending for research and development.

The Equipment Operations' net income was $1,089 million in 2006, compared with $1,096 million in 2005. The same operating factors mentioned above along with the expense related to the repurchase of certain outstanding debt securities and higher effective tax rates in 2006 affected these results.

Net income of the company's Financial Services operations in 2006 increased to $584 million, compared with $345 million in 2005, primarily due to the sale of the health care operations. Income from the Financial Services continuing operations in 2006 was $344 million, compared with $312 million in 2005. The increase was primarily a result of growth in the credit portfolio, partially offset by a higher provision for credit losses. Additional information is presented in the following discussion of the credit operations.

Income from discontinued operations was $241 million in 2006, or $.51 per share diluted ($.52 basic), compared with $33 million, or $.07 per share diluted ($.07 basic), in 2005. The increase was primarily due to the previously mentioned sale of the health care operations.

The cost of sales to net sales ratio for 2006 was 77.3 percent, compared with 78.2 percent in 2005. The decrease was primarily due to improved price realization and lower retirement benefit costs, partially offset by higher raw material costs and lower shipping volumes.

Finance and interest income, and interest expense increased in 2006 primarily due to growth in the credit operations portfolio and higher financing rates. Other income increased in 2006 primarily due to investment income from marketable securities, insurance premiums for extended warranties, crop insurance commissions and service income. Research and development costs increased in 2006 due to a large number of new products. Selling, administrative and general expenses increased primarily due to growth, share-based compensation expense and the provision for credit losses. Other operating expenses were higher primarily as a result of the expense related to the repurchase of outstanding notes (see Note 3), extended warranty claims, depreciation related to a higher level of equipment on operating leases, and service expenses.

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2006 were $447 million, compared with $538 million in 2005. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.4 percent in 2006 and 8.5 percent in 2005, or $795 million in 2006, compared with $744 million in 2005. The actual return was a gain of $1,364 million in 2006, compared with a gain of $1,057 million in 2005. Total company contributions to the plans were $866 million in 2006 and $859 million in 2005, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to the U.S. plan assets of $739 million in 2006 and $556 million in 2005.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

Worldwide Agricultural Equipment Operations

The agricultural equipment segment had an operating profit of $882 million in 2006, compared with $970 million in 2005. Net sales decreased 3 percent in 2006 due to lower shipments, partially offset by improved price realization. The decrease in operating profit was primarily due to the impact of lower shipments and production volumes, as well as higher selling and administrative expenses and research and development costs. Partially offsetting these factors were improved price realization and lower retirement benefit costs.

Worldwide Commercial and Consumer Equipment Operations

The commercial and consumer equipment segment had an operating profit of $221 million in 2006, compared with $183 million in 2005. Net sales increased 8 percent in 2006, primarily due to higher sales in the landscapes operations. The improved operating profit was primarily due to the improved profitability of the landscapes operations and lower retirement benefit costs.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $802 million in 2006, compared with $689 million in 2005. Net sales increased 10 percent in 2006, reflecting strong activity at the retail level. The operating profit improvement was primarily due to improved price realization, margin on increased shipments and efficiencies from stronger production volumes. These factors were partially offset by higher material costs, expenses to close a facility in Canada (see Note 3) and higher research and development costs.

Worldwide Credit Operations

The operating profit of the credit operations was $520 million in 2006, compared with $491 million in 2005. The increase in operating profit was primarily due to growth in the credit portfolio, partially offset by a higher provision for credit losses and lower financing spreads. Total revenues of the credit operations, including intercompany revenues, increased 24 percent in 2006, primarily reflecting the larger portfolio and higher average finance rates. The average balance of receivables and leases financed was 15 percent higher in 2006, compared with 2005. An increase in average borrowings and higher interest rates in 2006 resulted in a 44 percent increase in interest expense, compared with 2005. The larger average portfolio financed on the balance sheet and the higher average borrowings were primarily due to an increase in securitizations of retail notes accounted for as secured borrowings rather than sales of receivables. The credit operations' ratio of earnings to fixed charges was 1.61 to 1 in 2006, compared with 1.86 to 1 in 2005.

CAPITAL RESOURCES AND LIQUIDITY

The discussion of capital resources and liquidity has been organized to review separately, where appropriate, the company's consolidated totals, Equipment Operations and Financial Services operations.

CONSOLIDATED

Positive cash flows from consolidated operating activities in 2007 were $2,759 million. This resulted primarily from net income adjusted for non-cash provisions, an increase in accounts payable and accrued expenses and a decrease in trade receivables, which were partially offset by an increase in inventories and a decrease in retirement benefit accruals. Cash outflows from investing activities were $1,933 million in 2007, primarily due to the cost of financing receivables and equipment on operating leases exceeding collections of financing receivables and the proceeds from sales of equipment on operating leases by $1,160 million, purchases of property and equipment of $1,023 million and acquisitions of businesses for $189 million, which were partially offset by proceeds from maturities and sales of marketable securities exceeding the cost of marketable securities purchased by $207 million, and the proceeds from sales of financing receivables of $141 million. Cash outflows from financing activities were $281 million in 2007, primarily due to repurchases of common stock of $1,518 million and dividends paid of $387 million, which were partially offset by an increase in borrowings of $1,247 million, proceeds from issuance of common stock of $286 million (resulting from the exercise of stock options) and excess tax benefits from share-based compensation of $102 million. Cash and cash equivalents also increased $591 million during 2007.

Over the last three years, operating activities have provided an aggregate of $4,949 million in cash. In addition, increases in borrowings were $6,185 million, proceeds from issuance of common stock were $767 million and the proceeds from sales of businesses were $567 million. The aggregate amount of these cash flows was used mainly to fund receivable and lease acquisitions, which exceeded collections and the proceeds from sales of equipment on operating leases by $4,797 million, repurchase common stock for $3,736 million, fund purchases of property and equipment of $2,301 million, purchase marketable securities, which exceeded proceeds from maturities and sales of marketable securities by $1,564 million, pay dividends to stockholders of $1,025 million and acquire businesses for $415 million. Cash and cash equivalents also decreased $903 million over the three-year period.

Sources of liquidity for the company include cash and cash equivalents, marketable securities, funds from operations, the issuance of commercial paper and term debt, the securitization of retail notes and committed and uncommitted bank lines of credit.

Because of the multiple funding sources that have been and continue to be available, the company expects to have sufficient sources of liquidity to meet its funding needs. The company's commercial paper outstanding at October 31, 2007 and 2006 was approximately $2.8 billion and $2.6 billion, respectively, while the total cash and cash equivalents and marketable securities position was $3.9 billion and $3.5 billion, respectively. The company has for many years accessed diverse funding sources, including short-term and long-term unsecured debt capital markets globally, as well as public and private securitization markets in the U.S. and Canada.

Lines of Credit. The company also has access to bank lines of credit with various banks throughout the world. Some of the lines are available to both Deere & Company and John Deere Capital Corporation (Capital Corporation). Worldwide lines of credit totaled $3,894 million at October 31, 2007, $904 million of which were unused. For the purpose of computing unused credit lines, commercial paper and short-term bank borrowings, excluding secured borrowings and the current portion of long-term borrowings, were considered to constitute utilization. Included in the total credit lines at October 31, 2007 was a long-term credit facility agreement of $3.75 billion, expiring in February 2012. The credit agreement requires the Capital Corporation to maintain its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt, excluding securitization indebtedness, to capital base (total subordinated debt and stockholder's equity excluding accumulated other comprehensive income (loss)) at not more than 9.5 to 1 at the end of any fiscal quarter. The credit agreement also requires the Equipment Operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity excluding accumulated other comprehensive income (loss)) of 65 percent or less at the end of each fiscal quarter according to accounting principles generally accepted in the U.S. in effect at October 31, 2006. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2007 was $6,661 million. Alternatively under this provision, the Equipment Operations had the capacity to incur additional debt of $12,370 million at October 31, 2007. All of these requirements of the credit agreement have been met during the periods included in the consolidated financial statements.

Debt Ratings. To access public debt capital markets, the company relies on credit rating agencies to assign short-term and long-term credit ratings to the company's securities as an indicator of credit quality for fixed income investors. A security rating is not a recommendation by the rating agency to buy, sell or hold company securities. A credit rating agency may change or withdraw company ratings based on its assessment of the company's current and future ability to meet interest and principal repayment obligations. Each agency's rating should be evaluated independently. Lower credit ratings generally result in higher borrowing costs and reduced access to debt capital markets. The senior long-term and short-term debt ratings and outlook currently assigned to unsecured company securities by the rating agencies engaged by the company are as follows:

	Senior Long-Term	Short-Term	Outlook
Moody's Investors Service, Inc.	A2	Prime-1	Stable
Standard & Poor's	A	A-1	Stable

Trade accounts and notes receivable primarily arise from sales of goods to independent dealers. Trade receivables increased by $17 million in 2007. The ratio of trade accounts and notes receivable at October 31 to fiscal year net sales was 14 percent in 2007, compared with 15 percent in 2006. Total worldwide agricultural equipment trade receivables increased $220 million, commercial and consumer equipment receivables decreased $52 million and construction and forestry receivables decreased $151 million. The collection period for trade receivables averages less than 12 months. The percentage of trade receivables outstanding for a period exceeding 12 months was 3 percent at both October 31, 2007 and 2006.

Stockholders' equity was $7,156 million at October 31, 2007, compared with $7,491 million at October 31, 2006. The decrease of $335 million resulted primarily from an increase in treasury stock of $1,342 million, an incremental charge to accumulated other comprehensive income of $1,091 million resulting from the adoption of FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (see Note 5) and dividends declared of $409 million. These items were partially offset by net income of $1,822 million, an increase in common stock of $574 million and an increase in the cumulative translation adjustment of $329 million. Common stock increased primarily due to the exercise of stock options and a $268 million transfer from retained earnings for the par value relating to a stock split in the form of a 100 percent stock dividend (see Note 23).

The cash flows from discontinued operations included in the consolidated cash flows were not material except for the cash inflow from the sale of the health care operations (net of cash sold) of approximately $440 million included in the proceeds from sales of businesses in 2006.

EQUIPMENT OPERATIONS

The company's equipment businesses are capital intensive and are subject to seasonal variations in financing requirements for inventories and certain receivables from dealers. The Equipment Operations sell most of their trade receivables to the company's credit operations. As a result, there are relatively small seasonal variations in the financing requirements of the Equipment Operations. To the extent necessary, funds provided from operations are supplemented by external financing sources.

Cash provided by operating activities of the Equipment Operations during 2007, including intercompany cash flows, was $2,689 million primarily due to net income adjusted for non-cash provisions and an increase in accounts payable and accrued expenses, partially offset by a decrease in retirement benefit accruals.

Over the last three years, these operating activities, including intercompany cash flows, have provided an aggregate of $5,661 million in cash.

Trade receivables held by the Equipment Operations increased by $42 million during 2007. The Equipment Operations sell a significant portion of their trade receivables to the credit operations (see previous consolidated discussion).

Inventories increased by $380 million in 2007. Most of these inventories are valued on the last-in, first-out (LIFO) method. The ratios of inventories on a first-in, first-out (FIFO) basis (see Note 15), which approximates current cost, to fiscal year cost of sales were 22 percent and 20 percent at October 31, 2007 and 2006, respectively.

Total interest-bearing debt of the Equipment Operations was $2,103 million at the end of 2007, compared with $2,252 million at the end of 2006 and $3,101 million at the end of 2005. The ratio of total debt to total capital (total interest-bearing debt and stockholders' equity) at the end of 2007, 2006 and 2005 was 23 percent, 23 percent and 31 percent, respectively.

Purchases of property and equipment for the Equipment Operations in 2007 were $557 million, compared with $493 million in 2006. Capital expenditures in 2008 are estimated to be approximately $600 million to $700 million.

FINANCIAL SERVICES

The Financial Services' credit operations rely on their ability to raise substantial amounts of funds to finance their receivable and lease portfolios. Their primary sources of funds for this purpose are a combination of commercial paper, term debt, securitization of retail notes and equity capital.

Cash flows from the company's Financial Services operating activities, including intercompany cash flows, were $851 million in 2007. Cash provided by financing activities totaled $900 million in 2007, representing primarily a $1,463 million increase in external borrowings, partially offset by the payment of $588 million of dividends to Deere & Company. The cash provided by operating and financing activities was used primarily to increase receivables and leases. Cash used by investing activities totaled $1,720 million in 2007, primarily due to the cost of financing receivables and equipment on operating leases exceeding collections of financing receivables and the proceeds from sales of equipment on operating leases by $1,487 million, and purchases of property and equipment of $465 million. Cash and cash equivalents also increased $48 million.

Over the last three years, the Financial Services operating activities, including intercompany cash flows, have provided $2,229 million in cash. In addition, an increase in borrowings of $6,064 million and proceeds from sales of financing receivables of $502 million provided cash inflows. These amounts have been used mainly to fund receivable and lease acquisitions, which exceeded collections and the proceeds from sales of equipment on operating leases by $7,127 million, pay dividends to Deere & Company of $862 million and fund purchases of property and equipment of $784 million. Cash and cash equivalents also decreased $7 million over the three-year period.

Receivables and leases increased by $1,741 million in 2007, compared with 2006. Acquisition volumes of receivables and leases increased 1 percent in 2007, compared with 2006. The volumes of financing leases, revolving charge accounts, retail notes and operating leases increased approximately 15 percent, 8 percent, 7 percent and 2 percent, while wholesale notes, operating loans and trade receivables were 9 percent, 4 percent and 1 percent lower, respectively. At October 31, 2007 and 2006, net receivables and leases administered, which include receivables previously sold but still administered, were $22,543 million and $21,547 million, respectively.

Total external interest-bearing debt of the credit operations was $19,665 million at the end of 2007, compared with $17,453 million at the end of 2006 and $15,522 million at the end of 2005. Included in this debt are secured borrowings of $2,344 million at the end of 2007, $2,403 million at the end of 2006 and $1,474 million at the end of 2005. Total external borrowings have increased generally corresponding with the level of the receivable and lease portfolio, the level of cash and cash equivalents and the change in payables owed to the Equipment Operations. The credit subsidiaries' ratio of total interest-bearing debt to total stockholder's equity was 8.2 to 1 at the end of 2007, 7.1 to 1 at the end of 2006 and 7.2 to 1 at the end of 2005.

The credit operations have utilized a revolving multi-bank conduit facility to securitize floating rate retail notes that were structured as either sales or secured borrowings (see Note 12). In September 2007, the company amended the facility and simultaneously repurchased $264 million of retail notes previously sold into the facility and elected not to renew the facility for any future securitizations. At October 31, 2007, $657 million of securitized retail notes remained in the facility relating only to secured borrowings, which are recorded on the balance sheet. These secured borrowings will be liquidated as payments on the retail notes are collected.

During 2007, the credit operations issued $4,284 million and retired $3,129 million of long-term borrowings, which were primarily medium-term notes.

Purchases of property and equipment for Financial Services in 2007 were $465 million, compared with $273 million in 2006, primarily related to investments in wind energy generation. Capital expenditures for 2008 are estimated to be approximately $550 million, also primarily related to investments in wind energy generation.

OFF-BALANCE-SHEET ARRANGEMENTS

The company's credit operations offer crop insurance products through a managing general agency agreement (Agreement) with an insurance company (Insurance Carrier) rated "Excellent" by A.M. Best Company. The credit operations have guaranteed certain obligations under the Agreement, including the obligation to pay the Insurance Carrier for any uncollected premiums. At October 31, 2007, the maximum exposure for uncollected premiums was approximately $57 million. Substantially all of the crop insurance risk under the Agreement has been mitigated by a syndicate of private reinsurance companies. In the event of a widespread catastrophic crop failure throughout the U.S. and the default of all the reinsurance companies on their obligations, the company would be required to reimburse the Insurance Carrier approximately $489 million at October 31, 2007. The company believes the likelihood of this event is substantially remote.

At October 31, 2007, the company had approximately $190 million of guarantees issued primarily to banks outside the U.S. related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. The maximum remaining term of the receivables guaranteed at October 31, 2007 was approximately eight years.

Prior to 2005, the company's credit operations periodically sold retail notes to special purpose entities (SPEs) in securitization transactions. The credit operations have used these SPEs in a manner consistent with conventional practices in the securitization industry to isolate the retail notes for the benefit of securitization investors. The use of the SPEs has enabled these operations to access the historically liquid and efficient securitization markets for the sales of these types of financial assets. The amounts of funding the company chooses to obtain from securitizations reflect such factors as capital market accessibility, relative costs of funding sources and assets available for securitization. The company's total exposure to recourse provisions related to securitized retail notes, which were sold in prior periods, was $20 million and the total assets held by the SPEs related to these securitizations were $120 million at October 31, 2007.

AGGREGATE CONTRACTUAL OBLIGATIONS

The payment schedule for the company's contractual obligations at October 31, 2007 in millions of dollars is as follows:

	Total	Less than 1 year	2&3 years	4&5 years	More than 5 years
Debt*					
Equipment Operations	$ 2,061	$ 130	$ 321		$ 1,610
Financial Services**	19,598	8,515	7,025	$3,003	1,055
Total	21,659	8,645	7,346	3,003	2,665
Interest on debt	3,857	941	1,102	557	1,257
Purchase obligations	3,212	3,172	26	9	5
Operating leases	358	100	120	58	80
Capital leases	29	3	6	4	16
Total	$ 29,115	$12,861	$8,600	$3,631	$ 4,023

* Principal payments.

** Notes payable of $2,344 million classified as short-term on the balance sheet related to the securitization of retail notes are included in this table based on the expected payment schedule (see Note 18).

For additional information regarding pension and other postretirement employee benefit obligations, short-term borrowings, long-term borrowings and lease obligations, see Notes 5, 18, 20 and 21, respectively, to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of the company's consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions could have a significant effect on the financial statements. The accounting policies below are those management believes are the most critical to the preparation of the company's financial statements and require the most difficult, subjective or complex judgments. The company's other accounting policies are described in the Notes to the Consolidated Financial Statements.

Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and settlement volumes. The final cost of these programs and the amount of accrual required for a specific sale is fully determined when the dealer sells the equipment to the retail customer. This is due to numerous programs available at any particular time and new programs that may be announced after the company records the sale. Changes in the mix and types of programs affect these estimates, which are reviewed quarterly.

The sales incentive accruals at October 31, 2007, 2006 and 2005 were $711 million, $629 million and $592 million, respectively. The increases in 2007 and 2006 were primarily due to the increases in sales.

The estimation of the sales incentive accrual is impacted by many assumptions. One of the key assumptions is the historical percentage of sales incentive costs to settlements from dealers. Over the last five fiscal years, this percent has varied by approximately plus or minus .7 percent, compared to the average sales incentive costs to settlements percentage during that period. Holding other assumptions constant, if this cost experience percentage were to increase or decrease .7 percent, the sales incentive accrual at October 31, 2007 would increase or decrease by approximately $40 million.

Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and consideration of current quality developments. Variances in claims experience and the type of warranty programs affect these estimates, which are reviewed quarterly.

The product warranty accruals at October 31, 2007, 2006 and 2005 were $549 million, $507 million and $535 million, respectively. The increase in 2007, compared to 2006, was primarily due to an increase in sales volume. The decrease in 2006 was due to a higher level of special warranty programs in 2005.

Estimates used to determine the product warranty accruals are significantly affected by the historical percentage of warranty claims costs to sales. Over the last five fiscal years, this loss experience percent has varied by approximately plus or minus .05 percent, compared to the average warranty costs to sales percentage during that period. Holding other assumptions constant, if this estimated cost experience percentage were to increase or decrease .05 percent, the warranty accrual at October 31, 2007 would increase or decrease by approximately $15 million.

Postretirement Benefit Obligations

Pension obligations and other postretirement employee benefit (OPEB) obligations are based on various assumptions used by the company's actuaries in calculating these amounts. These assumptions include discount rates, health care cost trend rates, expected return on plan assets, compensation increases, retirement rates, mortality rates and other factors. Actual results that differ from the assumptions and changes in assumptions affect future expenses and obligations.

The pension assets, net of pension liabilities, recognized on the balance sheet at October 31, 2007, 2006 and 2005 were $1,467 million, $1,945 million and $1,986 million, respectively. The OPEB liabilities on these same dates were $3,065 million, $1,985 million and $2,455 million, respectively. The decrease in the pension net assets and the increase in the OPEB liabilities on the balance sheet in 2007 were primarily due to the adoption in 2007 of Financial Accounting Standards Board Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (see Note 5). This standard required unrecognized gains or losses relating to postretirement benefit obligations to be recorded on the consolidated balance sheet with a corresponding charge or credit to stockholders' equity.

The effect of hypothetical changes to selected assumptions on the company's major U. S. retirement benefit plans would be as follows in millions of dollars:

		October 31, 2007	2008
Assumptions	Percentage Change	Increase (Decrease) PBO/APBO*	Increase (Decrease) Expense
Pension			
Discount rate**	+/-.5	$ (362)/396	$ (20)/24
Expected return on assets	+/-.5		(41)/41
OPEB			
Discount rate**	+/-.5	(312)/332	(46)/54
Expected return on assets	+/-.5		(12)/12
Health care cost trend rate**	+/-1.0	515/(432)	118/(99)

* Projected benefit obligation (PBO) for pension plans and accumulated postretirement benefit obligation (APBO) for OPEB plans.
** Pretax impact on service cost, interest cost and amortization of gains or losses.

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the losses expected from the company's receivable portfolio. The level of the allowance is based on many quantitative and qualitative factors, including historical loss experience by product category, portfolio duration, delinquency trends, economic conditions and credit risk quality. The adequacy of the allowance is assessed quarterly. Different assumptions or changes in economic conditions would result in changes to the allowance for credit losses and the provision for credit losses.

The total allowance for credit losses at October 31, 2007, 2006 and 2005 was $236 million, $217 million and $194 million, respectively. The increases in 2007 and 2006 were primarily due to growth in the receivable portfolio.

The assumptions used in evaluating the company's exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolio represents one of the key assumptions involved in determining the allowance for credit losses. Over the last five fiscal years, the average loss experience has fluctuated between 2 basis points and 18 basis points in any given fiscal year over the applicable prior period. Holding other estimates constant, a 5 basis point increase or decrease in estimated loss experience on the receivable portfolio would result in an increase or decrease of approximately $10 million to the allowance for credit losses at October 31, 2007.

Operating Lease Residual Values

The carrying value of equipment on operating leases is affected by the estimated fair values of the equipment at the end of the lease (residual values). Upon termination of the lease, the equipment is either purchased by the lessee or sold to a third party, in which case the company may record a gain or a loss for the difference between the estimated residual value and the sales price. The residual values are dependent on current economic conditions and are reviewed quarterly. Changes in residual value assumptions would affect the amount of depreciation expense and the amount of investment in equipment on operating leases.

The total operating lease residual values at October 31, 2007, 2006 and 2005 were $1,072 million, $917 million and $812 million, respectively. The increases in 2007 and 2006 were primarily due to the higher levels of operating leases.

Estimates used in determining end of lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5 percent from the company's present estimates, the total impact would be to increase the company's annual depreciation for equipment on operating leases by approximately $18 million.

FINANCIAL INSTRUMENT RISK INFORMATION

The company is naturally exposed to various interest rate and foreign currency risks. As a result, the company enters into derivative transactions to manage certain of these exposures that arise in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. Accordingly, from time to time, these operations enter into interest rate swap agreements to manage their interest rate exposure. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies. The company has entered into agreements related to the management of these currency transaction risks. The credit risk under these interest rate and foreign currency agreements is not considered to be significant.

Interest Rate Risk

Quarterly, the company uses a combination of cash flow models to assess the sensitivity of its financial instruments with interest rate exposure to changes in market interest rates. The models calculate the effect of adjusting interest rates as follows. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for marketable securities are primarily discounted at the treasury yield curve. Cash flows for borrowings are discounted at the treasury yield curve plus a market credit spread for similarly rated borrowers. Cash flows for securitized borrowings are discounted at the industrial composite bond curve for similarly rated borrowers. Cash flows for interest rate swaps are projected and discounted using forecasted rates from the swap yield curve at the repricing dates. The net loss in these financial instruments' fair values which would be caused by increasing the interest rates by 10 percent from the market rates at October 31, 2007 and 2006 would have been approximately $22 million and $14 million, respectively.

Foreign Currency Risk

In the Equipment Operations, it is the company's practice to hedge significant currency exposures. Worldwide foreign currency exposures are reviewed quarterly. Based on the Equipment Operations' anticipated and committed foreign currency cash inflows and outflows for the next twelve months and the foreign currency derivatives at year end, the company estimates that a hypothetical 10 percent weakening of the U.S. dollar relative to other currencies through 2008 would decrease the 2008 expected net cash inflows by $77 million. At last year end, a hypothetical 10 percent strengthening of the U.S. dollar under similar assumptions and calculations indicated a potential $32 million adverse effect on the 2007 net cash inflows.

In the Financial Services operations, the company's policy is to hedge the foreign currency risk if the currency of the borrowings does not match the currency of the receivable portfolio. As a result, a hypothetical 10 percent adverse change in the value of the U.S. dollar relative to all other foreign currencies would not have a material effect on the Financial Services cash flows.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Deere & Company is responsible for establishing and maintaining adequate internal control over financial reporting. Deere & Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the company's internal control over financial reporting as of October 31, 2007, using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of October 31, 2007, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm has issued an audit report on the effectiveness of the company's internal control over financial reporting. This report appears below.

December 18, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying consolidated balance sheets of Deere & Company and subsidiaries (the "Company") as of October 31, 2007 and 2006, and the related statements of consolidated income, changes in consolidated stockholders' equity, and consolidated cash flows for each of the three years in the period ended October 31, 2007. We also have audited the Company's internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), which changed its method of accounting for pension and other postretirement benefits as of October 31, 2007.

Deloitte & Touche LLP
Chicago, Illinois
December 18, 2007

DEERE & COMPANY

STATEMENT OF CONSOLIDATED INCOME

For the Years Ended October 31, 2007, 2006 and 2005

(In millions of dollars and shares except per share amounts)

	2007	2006	2005
Net Sales and Revenues			
Net sales	$ 21,489.1	$ 19,884.0	$ 19,401.4
Finance and interest income	2,054.8	1,776.8	1,439.5
Other income	538.3	487.0	349.9
Total	24,082.2	22,147.8	21,190.8
Costs and Expenses			
Cost of sales	16,252.8	15,362.0	15,179.3
Research and development expenses	816.8	725.8	677.3
Selling, administrative and general expenses	2,620.8	2,323.9	2,086.1
Interest expense	1,151.2	1,017.5	761.0
Other operating expenses	565.1	544.8	380.6
Total	21,406.7	19,974.0	19,084.3
Income of Consolidated Group before Income Taxes	2,675.5	2,173.8	2,106.5
Provision for income taxes	883.0	741.6	698.6
Income of Consolidated Group	1,792.5	1,432.2	1,407.9
Equity in Income of Unconsolidated Affiliates	29.2	21.0	6.1
Income from Continuing Operations	1,821.7	1,453.2	1,414.0
Income from Discontinued Operations		240.6	32.8
Net Income	$ 1,821.7	$ 1,693.8	$ 1,446.8
Per Share Data*			
Basic:			
Continuing operations	$ 4.05	$ 3.11	$ 2.90
Discontinued operations		.52	.07
Net Income	$ 4.05	$ 3.63	$ 2.97
Diluted:			
Continuing operations	$ 4.00	$ 3.08	$ 2.87
Discontinued operations		.51	.07
Net Income	$ 4.00	$ 3.59	$ 2.94
Dividends declared	$ .91	$ .78	$ .60½
Average Shares Outstanding*			
Basic	449.3	466.8	486.6
Diluted	455.0	471.6	492.9

* Adjusted for two-for-one stock split effective November 26, 2007.

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

CONSOLIDATED BALANCE SHEET

As of October 31, 2007 and 2006

(In millions of dollars except per share amounts)

	2007	2006
ASSETS		
Cash and cash equivalents	$ 2,278.6	$ 1,687.5
Marketable securities	1,623.3	1,816.7
Receivables from unconsolidated affiliates	29.6	22.2
Trade accounts and notes receivable - net	3,055.0	3,037.7
Financing receivables - net	15,631.2	14,004.0
Restricted financing receivables - net	2,289.0	2,370.8
Other receivables	596.3	448.2
Equipment on operating leases - net	1,705.3	1,493.9
Inventories	2,337.3	1,957.3
Property and equipment - net	3,534.0	2,763.6
Investments in unconsolidated affiliates	149.5	124.0
Goodwill	1,234.3	1,110.0
Other intangible assets - net	131.0	56.4
Retirement benefits	1,976.0	2,642.4
Deferred income taxes	1,399.5	582.2
Other assets	605.8	603.5
Total Assets	$ 38,575.7	$ 34,720.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	$ 9,969.4	$ 8,121.2
Payables to unconsolidated affiliates	136.5	31.0
Accounts payable and accrued expenses	5,357.9	4,482.8
Accrued taxes	274.3	152.5
Deferred income taxes	183.4	64.9
Long-term borrowings	11,798.2	11,584.0
Retirement benefits and other liabilities	3,700.2	2,792.8
Total liabilities	31,419.9	27,229.2
STOCKHOLDERS' EQUITY		
Common stock, $1 par value (authorized – 1,200,000,000* shares; issued – 536,431,204* shares in 2007 and 2006), at stated value	2,777.0	2,203.5
Common stock in treasury, 96,795,090* shares in 2007 and 81,965,080* shares in 2006, at cost	(4,015.4)	(2,673.4)
Retained earnings	9,031.7	7,886.8
Total	7,793.3	7,416.9
Retirement benefits adjustment	(1,113.1)	
Minimum pension liability adjustment		(87.6)
Cumulative translation adjustment	479.4	150.3
Unrealized gain (loss) on derivatives	(7.6)	6.8
Unrealized gain on investments	3.8	4.8
Accumulated other comprehensive income (loss)	(637.5)	74.3
Total stockholders' equity	7,155.8	7,491.2
Total Liabilities and Stockholders' Equity	$ 38,575.7	$ 34,720.4

* Adjusted for two-for-one stock split effective November 26, 2007.

The notes to consolidated financial statements are an integral part of this statement.

Deere & Company

STATEMENT OF CONSOLIDATED CASH FLOWS

For the Years Ended October 31, 2007, 2006 and 2005

(In millions of dollars)

	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 1,821.7	$ 1,693.8	$ 1,446.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful receivables	71.0	65.9	26.1
Provision for depreciation and amortization	744.4	691.4	636.5
Share-based compensation expense	82.0	90.7	14.5
Gain on the sale of a business		(356.0)	
Undistributed earnings of unconsolidated affiliates	(17.1)	(18.5)	(4.1)
Provision (credit) for deferred income taxes	(4.2)	15.8	(49.3)
Changes in assets and liabilities:			
Trade, notes and financing receivables related to sales	131.1	(703.9)	(468.6)
Inventories	(357.2)	(78.0)	(324.1)
Accounts payable and accrued expenses	418.6	155.3	336.9
Accrued income taxes payable/receivable	10.5	29.7	149.8
Retirement benefit accruals/prepaid pension costs	(163.2)	(400.0)	(312.0)
Other	21.8	(213.0)	(235.9)
Net cash provided by operating activities	2,759.4	973.2	1,216.6
Cash Flows from Investing Activities			
Collections of receivables	10,335.3	9,274.9	8,076.5
Proceeds from sales of financing receivables	141.4	108.0	55.2
Proceeds from maturities and sales of marketable securities	2,458.5	3,006.0	1,065.0
Proceeds from sales of equipment on operating leases	355.2	310.9	399.1
Proceeds from sales of businesses, net of cash sold	77.2	440.1	50.0
Cost of receivables acquired	(11,388.3)	(10,451.0)	(10,488.8)
Purchases of marketable securities	(2,251.6)	(2,565.6)	(3,276.3)
Purchases of property and equipment	(1,022.5)	(766.0)	(512.6)
Cost of equipment on operating leases acquired	(461.7)	(417.4)	(342.0)
Acquisitions of businesses, net of cash acquired	(189.3)	(55.7)	(169.7)
Other	12.5	(33.1)	(29.6)
Net cash used for investing activities	(1,933.3)	(1,148.9)	(5,173.2)
Cash Flows from Financing Activities			
Increase in short-term borrowings	99.4	1,208.7	1,814.3
Proceeds from long-term borrowings	4,283.9	3,140.2	3,805.4
Payments of long-term borrowings	(3,136.5)	(3,520.6)	(1,509.7)
Proceeds from issuance of common stock	285.7	327.6	153.6
Repurchases of common stock	(1,517.8)	(1,299.3)	(918.9)
Dividends paid	(386.7)	(348.4)	(289.7)
Excess tax benefits from share-based compensation	102.2	85.6	
Other	(11.2)	(10.6)	(1.9)
Net cash provided by (used for) financing activities	(281.0)	(416.8)	3,053.1
Effect of Exchange Rate Changes on Cash and Cash Equivalents	46.0	21.8	(19.4)
Net Increase (Decrease) in Cash and Cash Equivalents	591.1	(570.7)	(922.9)
Cash and Cash Equivalents at Beginning of Year	1,687.5	2,258.2	3,181.1
Cash and Cash Equivalents at End of Year	$ 2,278.6	$ 1,687.5	$ 2,258.2

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

For the Years Ended October 31, 2005, 2006 and 2007

(In millions of dollars)

	Total Equity	Common Stock	Treasury Stock	Unamortized Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance October 31, 2004	$ 6,392.8	$ 2,043.5	$ (1,040.4)	$ (12.7)	$ 5,445.1	$ (42.7)
Comprehensive income						
Net income	1,446.8				1,446.8	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(51.7)					(51.7)
Cumulative translation adjustment	61.5					61.5
Unrealized gain on derivatives	12.6					12.6
Unrealized loss on investments	(6.1)					(6.1)
Total comprehensive income	1,463.1					
Repurchases of common stock	(918.9)		(918.9)			
Treasury shares reissued	215.8		215.8			
Dividends declared	(293.2)				(293.2)	
Stock options and other	(8.1)	38.2		(3.7)	(42.6)	
Balance October 31, 2005	6,851.5	2,081.7	(1,743.5)	(16.4)	6,556.1	(26.4)
Comprehensive income						
Net income	1,693.8				1,693.8	
Other comprehensive income (loss)						
Minimum pension liability adjustment	21.3					21.3
Cumulative translation adjustment	79.7					79.7
Unrealized gain on derivatives	.6					.6
Unrealized loss on investments	(.9)					(.9)
Total comprehensive income	1,794.5					
Reclassification to adopt FASB Statement No. 123 (revised 2004)		(16.4)		16.4		
Repurchases of common stock	(1,299.3)		(1,299.3)			
Treasury shares reissued	369.4		369.4			
Dividends declared	(363.4)				(363.4)	
Stock options and other	138.5	138.2			.3	
Balance October 31, 2006	7,491.2	2,203.5	(2,673.4)		7,886.8	74.3
Comprehensive income						
Net income	1,821.7				1,821.7	
Other comprehensive income (loss)						
Minimum pension liability adjustment	65.8					65.8
Cumulative translation adjustment	329.1					329.1
Unrealized loss on derivatives	(14.4)					(14.4)
Unrealized loss on investments	(1.0)					(1.0)
Total comprehensive income	2,201.2					
Repurchases of common stock	(1,517.8)		(1,517.8)			
Treasury shares reissued	175.8		175.8			
Dividends declared	(408.4)				(408.4)	
Stock options and other	305.1	305.3			(.2)	
Adjustment to adopt FASB Statement No. 158, net of tax	(1,091.3)					(1,091.3)
Transfer for two-for-one stock split effective November 26, 2007		268.2			(268.2)	
Balance October 31, 2007	$ 7,155.8	$ 2,777.0	$ (4,015.4)	$	$ 9,031.7	$ (637.5)

The notes to consolidated financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies in addition to those included in other notes to the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements represent the consolidation of all companies in which Deere & Company has a controlling interest. Certain variable interest entities (VIEs) related to the securitization of financing receivables for secured borrowings, and a supplier operation are consolidated since the company is the primary beneficiary. Deere & Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent ownership) at its related equity in the net assets of such affiliate. Other investments (less than 20 percent ownership) are recorded at cost. Consolidated retained earnings at October 31, 2007 include undistributed earnings of the unconsolidated affiliates of $75 million. Dividends from unconsolidated affiliates were $13 million in 2007, $3 million in 2006 and $2 million in 2005 (see Note 8).

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2007 financial statement presentation. In particular, unamortized restricted stock compensation previously presented separately has been eliminated against common stock as a result of the adoption of FASB Statement No. 123 (revised 2004), Share-Based Payment, in 2006.

Structure of Operations

Certain information in the notes and related commentary are presented in a format which includes data grouped as follows:

Equipment Operations — Includes the company's agricultural equipment, commercial and consumer equipment and construction and forestry operations with Financial Services reflected on the equity basis except for the health care operations, which were disposed of in February 2006 and are reported on a discontinued basis (see Note 2).

Financial Services — Includes the company's credit and certain miscellaneous service operations with the health care operations reported on a discontinued basis.

Consolidated — Represents the consolidation of the Equipment Operations and Financial Services with the health care operations reported on a discontinued basis. References to "Deere & Company" or "the company" refer to the entire enterprise.

Stock Split in Form of Dividend

On November 14, 2007, a special meeting of stockholders was held authorizing a two-for-one stock split effected in the form of a 100 percent stock dividend to holders of record on November 26, 2007, distributed on December 3, 2007. All share and per share data (except par value) have been adjusted to reflect the effect of the stock split for all periods presented. The number of shares of common stock issuable upon exercise of outstanding stock options, vesting of other stock awards, and the number of shares reserved for issuance under various employee benefit plans were proportionately increased in accordance with terms of the respective plans (see Notes 23 and 24).

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition

Sales of equipment and service parts are recorded when the sales price is determinable, and title and all risk of ownership are transferred to independent parties based on the sales agreements in effect. In the U.S. and most international locations, this transfer occurs primarily when goods are shipped. In Canada and some other international locations, certain goods are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Accordingly, in these locations, sales are not recorded until a retail customer has purchased the goods. In all cases, when a sale is recorded by the company, no significant uncertainty exists surrounding the purchaser's obligation to pay. No right of return exists on sales of equipment. Service parts returns are estimable and accrued at the time a sale is recognized. The company makes appropriate provisions based on experience for costs such as doubtful receivables, sales incentives and product warranty.

Financing revenue is recorded over the lives of related receivables using the interest method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the interest method. Income from operating leases is recognized on a straight-line basis over the scheduled lease terms.

Sales Incentives

At the time a sale is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when a dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and settlement volumes.

Product Warranties

At the time a sale is recognized, the company records the estimated future warranty costs. These costs are usually estimated based on historical warranty claims (see Note 22).

Sales Taxes

The company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the company and its customers. These taxes may include sales, use, value-added and some excise taxes. The company reports the collection of these taxes on a net basis (excluded from revenues).

Securitization of Receivables

Certain financing receivables are periodically transferred to SPEs in securitization transactions (see Note 12). For securitizations that qualify as collateral for secured borrowings, no gains or losses are recognized at the time of securitization. These receivables remain on the balance sheet and are classified as "Restricted financing receivables - net." The company recognizes finance income over the lives of these receivables using the interest method. For any securitizations that qualify as sales of receivables, the gains or losses from the sales are recognized in the period of sale based on the relative fair value of the portion sold and the portion allocated to interests that continue to be held by the company. These interests are recorded at fair value estimated by discounting future cash flows. Changes in these fair values are recorded after-tax in other comprehensive income in unrealized gain or loss on investments. Other-than-temporary impairments are recorded in net income.

Shipping and Handling Costs

Shipping and handling costs related to the sales of the company's equipment are included in cost of sales.

Advertising Costs

Advertising costs are charged to expense as incurred. This expense was $169 million in 2007, $165 million in 2006 and $157 million in 2005.

Depreciation and Amortization

Property and equipment, capitalized software and other intangible assets are depreciated over their estimated useful lives generally using the straight-line method. Equipment on operating leases is depreciated over the terms of the leases using the straight-line method. Property and equipment expenditures for new and revised products, increased capacity and the replacement or major renewal of significant items are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred.

Receivables and Allowances

All financing and trade receivables are reported on the balance sheet at outstanding principal adjusted for any charge-offs, the allowance for credit losses and doubtful accounts, and any deferred fees or costs on originated financing receivables. Allowances for credit losses and doubtful accounts are maintained in amounts considered to be appropriate in relation to the receivables outstanding based on collection experience, economic conditions and credit risk quality.

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

The company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill and intangible assets with indefinite lives are also tested for impairment annually. Goodwill is allocated and reviewed for impairment by reporting units, which consist primarily of the operating segments. The goodwill is allocated to the reporting unit in which the business that created the goodwill resides. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying value of the goodwill or long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

Derivative Financial Instruments

It is the company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies.

All derivatives are recorded at fair value on the balance sheet. Each derivative is designated as either a cash flow hedge or a fair value hedge, or remains undesignated. Changes in the fair value of derivatives that are designated and effective as cash flow hedges are recorded in other comprehensive income and reclassified to the income statement when the effects of the item being hedged are recognized in the income statement. Changes in the fair value of derivatives that are designated and effective as fair value hedges are recognized currently in net income. This is offset to the extent the hedge was effective by the fair value changes related to the risk being hedged on the hedged item. Changes in the fair value of undesignated hedges are recognized currently in the income statement. All ineffective changes in derivative fair values are recognized currently in net income.

All designated hedges are formally documented as to the relationship with the hedged item as well as the risk-management strategy. Both at inception and on an ongoing basis the hedging instrument is assessed as to its effectiveness, when applicable. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the derivative is terminated, the hedge accounting discussed above is discontinued. Any past or future changes in the derivative's fair value that will not be effective as an offset to the income effects of the item being hedged are recognized currently in the income statement (see Note 27).

Foreign Currency Translation

The functional currencies for most of the company's foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates, and the revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are included in other comprehensive income, which is part of stockholders' equity. Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved and foreign exchange forward contracts and options are included in net income or other comprehensive income as appropriate. The total foreign exchange pretax net gain (loss) for 2007, 2006 and 2005 was $(28) million, $2 million and $(7) million, respectively.

New Accounting Standards Adopted

In the first quarter of 2007, the company adopted FASB Statement No. 154, Accounting Changes and Error Corrections. This Statement requires voluntary changes in accounting principles to be recorded retrospectively for prior periods presented rather than a cumulative adjustment in the current period. This treatment would also be required for new accounting pronouncements if there are no specific transition provisions. The accounting for changes in estimates in the current period and the accounting for errors as restatements of prior periods have not changed. In the first quarter of 2007, the company adopted FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments. This Statement primarily resolves certain issues addressed in the implementation of

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, concerning beneficial interests in securitized financial assets. In the first quarter of 2007, the company adopted FASB Statement No. 156, Accounting for Servicing of Financial Assets. This Statement clarifies the criteria for recognizing servicing assets and liabilities, requires these items to be initially measured at fair value and permits subsequent measurements on either an amortization or fair value basis. The adoption of these Statements did not have a material effect on the company's consolidated financial statements.

At October 31, 2007, the company adopted FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (see Note 5). This Statement requires retirement benefit accruals or prepaid benefit costs on the balance sheet to be adjusted to the difference between the benefit obligations and the plan assets at fair value. The offset to the adjustment is recorded directly in stockholders' equity net of tax. The amount recorded in stockholders' equity represents the after-tax unrecognized actuarial gains or losses and unamortized prior service costs, which have previously been disclosed in the notes to the annual consolidated financial statements. This Statement also requires all benefit obligations and plan assets to be measured at fiscal year end. The effective date for the year-end measurement date is fiscal year 2009. Prospective application is required. At October 31, 2007, the effect of adopting this Statement decreased assets by $9 million, increased liabilities by $1,082 million and decreased stockholders' equity by $1,091 million after-tax. The company did not violate any credit agreement financial covenants as a result of adopting this new standard.

New Accounting Standards to be Adopted

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation clarifies that the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than 50 percent probability of being realized upon settlement. The standard will be adopted at the beginning of fiscal year 2008 with the cumulative effect reported as an adjustment to beginning retained earnings as required. The cumulative effect of adoption will increase assets by approximately $160 million, increase liabilities by approximately $210 million and decrease retained earnings by approximately $50 million.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. The effective date is the beginning of fiscal year 2009. The adoption is not expected to have a material effect on the company's consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to measure most financial instruments at fair value if desired. It may be applied on a contract by contract basis and is irrevocable once applied to those contracts. The standard may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. After election of this option, changes in fair value are reported in earnings. The items measured at fair value must be shown separately on the balance sheet. The effective date is the beginning of fiscal year 2009. The cumulative effect of adoption would be reported as an adjustment to beginning retained earnings. The company has currently not determined the potential effect on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations, and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Statement No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. Statement No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2010. The company has currently not determined the potential effects on the consolidated financial statements.

Share-Based Compensation

In the first quarter of 2006, the company adopted FASB Statement No. 123 (revised 2004), Share-Based Payment, (see Note 24). In 2005 and prior years, the company used the intrinsic value method of accounting for its plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense for stock options was recognized under this method since the options' exercise prices were not less than the market prices of the stock at the dates the options were awarded. The stock-based compensation expense recognized in earnings was related to restricted stock awards. For disclosure purposes under FASB Statement No. 123, Accounting for Stock-Based Compensation, a binomial lattice option pricing model was used in 2005 to calculate the "fair value" of stock options. Based on this model, the weighted-average fair value of stock options awarded during 2005 was $9.99 on an after stock split basis. For the pro-forma disclosure information, the compensation cost of the stock options that vest from one to three years was recognized on a straight-line basis over the three-year vesting period.

Pro forma net income and net income per share, as if the fair value method in FASB Statement No. 123 had been used for stock-based compensation, and the assumptions used were as follows with dollars in millions except per share amounts:

	2005
Net income as reported	$ 1,447
Add:	
Stock-based employee compensation costs, net of tax, included in net income	9
Less:	
Stock-based employee compensation costs, net of tax, as if fair value method had been applied	(40)
Pro forma net income	$ 1,416
Net income per share:	
As reported – basic*	$ 2.97
Pro forma – basic*	$ 2.91
As reported – diluted*	$ 2.94
Pro forma – diluted*	$ 2.88
Assumptions**	
Risk-free interest rate	3.8%
Dividend yield	1.6%
Stock volatility	26.4%
Expected option life in years	7.5

* Adjusted for two-for-one stock split.
** Weighted-averages

Acquisitions

In May 2007, the company acquired LESCO, Inc. (LESCO) for a cost of approximately $150 million with preliminary values of approximately $92 million of goodwill, which is not tax deductible, and $34 million of other identifiable intangible assets. The other intangible assets had a weighted-average amortization period of 13 years. LESCO, based in Cleveland, Ohio, is a leading supplier of consumable lawn care, landscape, golf course and pest control products. The preliminary values assigned to the other major assets and liabilities related to the acquisition were $18 million of receivables, $167 million of inventory, $18 million of property and equipment, $31 million of other assets and $210 million of liabilities. LESCO is the primary beneficiary of its major supplier, which is a VIE. The VIE produces blended fertilizer and other lawn care products for LESCO and has been consolidated with LESCO's assets and liabilities shown above. The assets of the VIE that were consolidated, less the intercompany receivables from LESCO that were eliminated in consolidation, totaled approximately $60 million (primarily inventory) at time of acquisition and at fiscal year end 2007. The creditors of the VIE do not have recourse to the general credit of LESCO. LESCO has been included as part of the company's commercial and consumer equipment segment.

In August, 2007, the company acquired Ningbo Benye Tractor & Automobile Manufacturing Co., Ltd. (Ningbo Benye) for a cost of approximately $85 million, including insignificant goodwill and a preliminary value of approximately $40 million of identifiable intangible assets with a weighted-average amortization period of 24 years. This business, which is located in Ningbo, China, builds tractors mainly in the 20 to 50 horsepower range and is the largest tractor manufacturer in southern China. The preliminary values assigned to the other major assets and liabilities related to the acquisition were $15 million of receivables, $22 million of inventory, $20 million of property and equipment and $12 million of liabilities. Ningbo Benye has been included as part of the company's agricultural equipment segment.

The goodwill generated in these acquisitions was the result of the future cash flows and related fair values of the entity acquired exceeding the fair values of its identifiable assets and liabilities. Certain long-lived assets including other intangibles are still being evaluated. The results of these operations have been included in the company's financial statements since the date of the acquisition. The pro forma results of operations as if the acquisition had occurred at the beginning of the fiscal year would not differ significantly from the reported results.

Certain adjustments were also made in 2007 to the estimated fair values of assets recorded for acquisitions made in 2006 based on final evaluations (see Note 17).

2. DISCONTINUED OPERATIONS

In February 2006, the company sold its wholly-owned subsidiary, John Deere Health Care, Inc. (health care operations), to UnitedHealthcare for $512 million and recognized a gain on the sale of $356 million pretax, or $223 million after-tax ($.47 per share diluted, $.48 per share basic). These operations and the gain on the sale have been reflected as discontinued operations in the consolidated financial statements for all periods presented.

The revenue from discontinued operations on the statement of consolidated income in 2006 and 2005 was $621 million and $740 million, and the income before income taxes was $384 million and $49 million, respectively. The fees paid from the continuing operations to the discontinued health care operations for administering health care claims in 2006 and 2005 were $7 million and $21 million, respectively. The company will continue to pay fees to UnitedHealthcare to administer health claims. The employee termination benefit expense related to the discontinued operations in 2006 was $8 million, with payments of $4 million in 2006 and $1 million in 2007, and a remaining liability at October 31, 2007 of $3 million. This expense was recorded in "Income from Discontinued Operations."

3. SPECIAL ITEMS

Restructuring

In January 2006, the company decided to close its forestry manufacturing facility in Woodstock, Ontario, Canada and consolidate the manufacturing into the company's existing Davenport and Dubuque, Iowa facilities. This restructuring is intended to reduce costs and further improve product delivery times. The facility was included in the construction and forestry segment.

In 2006, the total expense recognized in costs of sales related to the closure was $44 million pretax, which included $21 million for pension and other postretirement benefits; $10 million for employee termination benefits; $6 million for impairments and write-downs of property, equipment and inventory; $5 million for relocation of production and $2 million for other expenses. At October 31, 2006, there were no remaining significant liabilities or expenses related to the restructuring. The pretax cash expenditures associated with this closure were approximately $35 million. The annual increase in earnings and cash flows in 2007 due to this restructuring are estimated to be $10 million.

Debt repurchase

In February 2006, the company announced a cash tender offer of up to $500 million to repurchase outstanding notes. An aggregate principal amount of $433 million was repurchased in 2006 consisting of $144 million of 8.95% Debentures due 2019, $194 million of 7.85% Debentures due 2010 and $95 million of 8-1/2% Debentures due 2022. The repurchase of these notes for approximately $500 million resulted in an expense of $70 million pretax in 2006, which was included in other operating expenses.

4. CASH FLOW INFORMATION

For purposes of the statement of consolidated cash flows, the company considers investments with purchased maturities of three months or less to be cash equivalents. Substantially all of the company's short-term borrowings, excluding the current maturities of long-term borrowings, mature or may require payment within three months or less.

The Equipment Operations sell most of their trade receivables to Financial Services. These intercompany cash flows are eliminated in the consolidated cash flows.

All cash flows from the changes in trade accounts and notes receivable (see Note 10) are classified as operating activities in the Statement of Consolidated Cash Flows as these receivables arise from sales to the company's customers. Cash flows from financing receivables (see Note 11) that are related to sales to the company's customers are also included in operating activities. The remaining financing receivables are related to the financing of equipment sold by independent dealers and are included in investing activities.

The company had the following non-cash operating and investing activities that were not included in the Statement of Consolidated Cash Flows. The company transferred inventory to equipment on operating leases of approximately $269 million, $290 million and $256 million in 2007, 2006 and 2005, respectively. The company had accounts payable related to purchases of property and equipment of approximately $100 million, $80 million and $55 million at October 31, 2007, 2006 and 2005, respectively. At October 31, 2007, the company recorded a receivable of $47 million for a portion of the sale of a business and a liability of $41 million for a portion of the acquisition of a business.

Cash payments for interest and income taxes consisted of the following in millions of dollars:

	2007	2006	2005
Interest:			
Equipment Operations*	$ 423	$ 457	$ 377
Financial Services	1,005	866	576
Intercompany eliminations*	(294)	(296)	(281)
Consolidated	$ 1,134	$ 1,027	$ 672
Income taxes:			
Equipment Operations	$ 601	$ 658	$ 516
Financial Services	196	208	214
Intercompany eliminations	(157)	(165)	(183)
Consolidated	$ 640	$ 701	$ 547

* Includes interest compensation to Financial Services for financing trade receivables.

5. PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has several defined benefit pension plans covering its U.S. employees and employees in certain foreign countries. The company has several postretirement health care and life insurance plans for retired employees in the U.S. and Canada. The company uses an October 31 measurement date for these plans.

On October 31, 2007, the company adopted FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires retirement benefit liabilities or benefit assets on the balance sheet to be adjusted to the difference between the benefit obligations and the plan assets at fair value. The offset to the adjustment is recorded directly in stockholders' equity net of tax. The amount recorded in stockholders' equity represents the after-tax unamortized actuarial gains or losses and unamortized prior service cost (credit). This Statement also requires all benefit obligations and plan assets to be measured at fiscal year end, which the company presently does. Prospective application of the new accounting is required.

The incremental effects of the adoption of FASB Statement No. 158 on October 31, 2007 in millions of dollars follow:

	Prior to Adoption	Adjustment	After Adoption
Other intangible assets-net	$ 135	$ (4)	$ 131
Retirement benefits	2,681	(705)	1,976
Deferred income taxes	700	700	1,400
Total assets	38,585	(9)	38,576
Retirement benefits and other liabilities	2,618	1,082	3,700
Retirement benefits adjustment		(1,113)	(1,113)
Minimum pension liability adjustment	(22)	22	
Accumulated other comprehensive income	453	(1,091)	(638)
Total liabilities and stockholders' equity	38,585	(9)	38,576

The worldwide components of net periodic pension cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

	2007	2006	2005
Pensions			
Service cost	$ 168	$ 152	$ 144
Interest cost	488	475	452
Expected return on plan assets	(682)	(667)	(684)
Amortization of actuarial loss	94	110	96
Amortization of prior service cost	27	42	43
Special early-retirement benefits		2	
Settlements/curtailments	4	18	
Net cost	$ 99	$ 132	$ 51
Weighted-average assumptions			
Discount rates	5.7%	5.7%	5.5%
Rate of compensation increase	3.8%	3.8%	3.9%
Expected long-term rates of return	8.4%	8.5%	8.5%

The worldwide components of net periodic postretirement benefits cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

	2007	2006	2005
Health care and life insurance			
Service cost	$ 69	$ 68	$ 83
Interest cost	321	308	299
Expected return on plan assets	(156)	(128)	(60)
Amortization of actuarial loss	215	196	297
Amortization of prior service credit	(133)	(132)	(132)
Special early-retirement benefits		1	
Settlements/curtailments		2	
Net cost	$ 316	$ 315	$ 487
Weighted-average assumptions			
Discount rates	5.9%	6.0%	5.5%
Expected long-term rates of return	7.8%	8.1%	8.5%

The worldwide benefit plan obligations, funded status and the assumptions related to the obligations at October 31 in millions of dollars follow:

	Pensions		Health Care and Life Insurance	
	2007	2006	2007	2006
Change in benefit obligations				
Beginning of year balance	$ (8,751)	$ (8,482)	$ (5,654)	$ (5,228)
Service cost	(168)	(152)	(69)	(68)
Interest cost	(488)	(475)	(321)	(308)
Actuarial gain (loss)	463	(202)	475	(326)
Amendments	(1)		70	6
Benefits paid	574	548	285	288
Health care subsidy receipts			(14)	(11)
Special early-retirement benefits		(2)		(1)
Settlements/curtailments	7	58		2
Foreign exchange and other	(171)	(44)	(22)	(8)
End of year balance	(8,535)	(8,751)	(5,250)	(5,654)
Change in plan assets (fair value)				
Beginning of year balance	8,927	8,284	1,893	1,177
Actual return on plan assets	1,220	1,163	283	201
Employer contribution	358	68	288	798
Benefits paid	(574)	(548)	(285)	(288)
Settlements	(7)	(58)		
Foreign exchange and other	78	18	6	5
End of year balance	10,002	8,927	2,185	1,893
Funded status	1,467	176	(3,065)	(3,761)
Unrecognized actuarial loss		1,772		1,917
Unrecognized prior service cost (credit)		145		(141)
Net amount recognized	$ 1,467	$ 2,093	$ (3,065)	$ (1,985)
Weighted-average assumptions				
Discount rates	6.2%	5.7%	6.4%	5.9%
Rate of compensation increase	3.9%	3.8%		

The amounts recognized at October 31 in millions of dollars consist of the following:

	Pensions		Health Care and Life Insurance	
	2007	2006	2007	2006
Amounts recognized in balance sheet				
Prepaid cost		$ 2,642		
Accrued liability		(697)		$ (1,985)
Intangible asset		9		
Accumulated pretax charge to other comprehensive income		139		
Net amount recognized		$ 2,093		$ (1,985)
Noncurrent asset	$ 1,976			
Current liability	(32)		$ (23)	
Noncurrent liability	(477)		(3,042)	
Total	$ 1,467		$ (3,065)	
Amounts recognized in accumulated other comprehensive income – pretax				
Net actuarial losses	$ 688		$ 1,102	
Prior service cost (credit)	114		(77)	
Total	$ 802		$ 1,025	

The total accumulated benefit obligations for all pension plans at October 31, 2007 and 2006 was $8,131 million and $8,322 million, respectively.

The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $741 million and $312 million, respectively, at October 31, 2007 and $805 million and $111 million, respectively, at October 31, 2006. The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $877 million and $368 million, respectively, at October 31, 2007 and $927 million and $158 million, respectively, at October 31, 2006.

The amounts in accumulated other comprehensive income that are expected to be amortized as net expense (income) during fiscal 2008 in millions of dollars follow:

	Pensions	Health Care and Life Insurance
Net actuarial losses	$ 40	$ 92
Prior service cost (credit)	26	(17)
Total	$ 66	$ 75

The company expects to contribute approximately $134 million to its pension plans and approximately $294 million to its health care and life insurance plans in 2008, which include direct benefit payments on unfunded plans. These expected contributions also include voluntary contributions to pension plan assets of approximately $80 million and health care plan assets of approximately $220 million during 2008.

The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows in millions of dollars:

	Pensions	Health Care and Life Insurance	Health Care Subsidy Receipts*
2008	$ 578	$ 327	$ 15
2009	587	346	17
2010	591	364	18
2011	605	381	19
2012	615	395	20
2013 to 2017	3,274	2,178	120

* Medicare Part D subsidy.

The annual rates of increase in the per capita cost of covered health care benefits (the health care cost trend rates) used to determine benefit obligations at October 31, 2007 were based on the trends for medical and prescription drug claims for pre- and post-65 age groups due to the effects of Medicare. The weighted-average composite trend rates were assumed to be 8.0 percent for 2008, 7.1 percent for 2009, 6.3 percent for 2010, 5.8 percent for 2011, 5.2 percent for 2012 and 5.0 percent for 2013 and all future years. The obligations at October 31, 2006 assumed 8.1 percent for 2007, 7.1 percent for 2008, 6.1 percent for 2009, 5.4 percent for 2010 and 5.0 percent for 2011 and all future years. An increase of one percentage point in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations at October 31, 2007 by $528 million and the aggregate of service and interest cost component of net periodic postretirement benefits cost for the year by $52 million. A decrease of one percentage point would decrease the obligations by $443 million and the cost by $42 million.

The discount rate assumptions used to determine the postretirement obligations at October 31, 2007 and 2006 were based on a hypothetical AA yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the yield curve is required to have a rating of Aa or better by Moody's Investor Service, Inc. or a rating AA or better by Standard & Poor's.

The following is the percentage allocation for plan assets at October 31:

	Pensions		Health Care	
	2007	**2006**	**2007**	**2006**
Equity securities	34%	57%	51%	57%
Debt securities	43	20	35	28
Real estate	4	4	3	3
Other	19	19	11	12

The primary investment objective is to maximize the growth of the pension and health care plan assets to meet the projected obligations to the beneficiaries over a long period of time, and to do so in a manner that is consistent with the company's earnings strength and risk tolerance. Asset allocation policy is the most important decision in managing the assets and it is reviewed regularly. The asset allocation policy considers the company's financial strength and long-term asset class risk/return expectations since the obligations are long-term in nature. On an on-going basis, the target allocations for pension assets are approximately 35 percent for equity securities, 43 percent for debt securities, 4 percent for real estate and 18 percent for other, and for health care assets are approximately 48 percent for equity securities, 38 percent for debt securities, 3 percent for real estate and 11 percent for other. The assets are well diversified and are managed by professional investment firms as well as by investment professionals who are company employees.

The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns, asset allocation and investment strategy. Although not a guarantee of future results, the average annual return of the company's U.S. pension fund was approximately 9 percent during the past ten years and approximately 12 percent during the past 20 years.

The company has created certain Voluntary Employees Beneficiary Association trusts (VEBAs) for the funding of postretirement health care benefits. The future expected asset returns for these VEBAs are lower than the expected return on the other pension and health care plan assets due to investment in a higher proportion of short-term liquid securities. These assets are in addition to the other postretirement health care plan assets that have been funded under Section 401(h) of the U.S. Internal Revenue Code and maintained in a separate account in the company's pension plan trust.

See Note 25 for defined contribution plans related to employee investment and savings.

6. INCOME TAXES

The provision for income taxes from continuing operations by taxing jurisdiction and by significant component consisted of the following in millions of dollars:

	2007	**2006**	**2005**
Current:			
U.S.:			
Federal	$484	$448	$422
State	40	28	32
Foreign	354	260	284
Total current	878	736	738
Deferred:			
U.S.:			
Federal	(2)	3	(24)
State	8	6	(17)
Foreign	(1)	(3)	2
Total deferred	5	6	(39)
Provision for income taxes	$883	$742	$699

Based upon location of the company's operations, the consolidated income from continuing operations before income taxes in the U.S. in 2007, 2006 and 2005 was $1,601 million, $1,431 million and $1,226 million, respectively, and in foreign countries was $1,075 million, $743 million and $881 million, respectively. Certain foreign operations are branches of Deere & Company and are, therefore, subject to U.S., as well as foreign income tax regulations. The pretax income by location and the preceding analysis of the income tax provision by taxing jurisdiction are, therefore, not directly related.

A comparison of the statutory and effective income tax provision from continuing operations and reasons for related differences in millions of dollars follow:

	2007	2006	2005
U.S. federal income tax provision at a statutory rate of 35 percent	$ 936	$ 761	$ 737
Increase (decrease) resulting from:			
State and local income taxes, net of federal income tax benefit	32	22	10
Taxes on foreign activities	(24)	8	(6)
Nondeductible costs and other-net	(61)	(49)	(42)
Provision for income taxes	$ 883	$ 742	$ 699

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The deduction is 85 percent of certain foreign earnings that are repatriated. During 2005, the company recognized a tax benefit of approximately $15 million, related to the repatriation of foreign earnings under the Act.

At October 31, 2007, accumulated earnings in certain subsidiaries outside the U.S. totaled $814 million for which no provision for U.S. income taxes or foreign withholding taxes has been made, because it is expected that such earnings will be reinvested overseas indefinitely. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practical.

Deferred income taxes arise because there are certain items that are treated differently for financial accounting than for income tax reporting purposes. An analysis of the deferred income tax assets and liabilities at October 31 in millions of dollars follows:

	2007		2006	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other postretirement benefit liabilities	$ 1,282		$ 825	
Pension assets - net		$ 646		$ 845
Accrual for sales allowances	350		327	
Tax over book depreciation		237		214
Accrual for employee benefits	212		195	
Lease transactions		127		144
Tax loss and tax credit carryforwards	118		132	
Allowance for credit losses	88		77	
Minimum pension liability adjustment			51	
Intercompany profit in inventory	49		51	
Stock option compensation	45		26	
Deferred compensation	30		27	
Undistributed foreign earnings		20		19
Other items	259	131	181	103
Less valuation allowances	(56)		(50)	
Deferred income tax assets and liabilities	$ 2,377	$ 1,161	$ 1,842	$1,325

Deere & Company files a consolidated federal income tax return in the U.S., which includes the wholly-owned Financial Services subsidiaries. These subsidiaries account for income taxes generally as if they filed separate income tax returns.

At October 31, 2007, certain tax loss and tax credit carryforwards for $118 million were available with $85 million expiring from 2008 through 2027 and $33 million with an unlimited expiration date.

7. OTHER INCOME AND OTHER OPERATING EXPENSES

The major components of other income and other operating expenses from continuing operations consisted of the following in millions of dollars:

	2007	2006	2005
Other income			
Revenues from services*	$ 314	$ 251	$ 157
Investment income	83	89	25
Securitization and servicing fee income	23	37	48
Other*	118	110	120
Total	$ 538	$ 487	$ 350
Other operating expenses			
Depreciation of equipment on operating leases	$ 297	$ 269	$ 237
Cost of services*	248	203	103
Debt repurchase		70	
Other*	20	3	41
Total	$ 565	$ 545	$ 381

* Certain reclassifications from other to service revenues and costs were made in 2006 and 2005 consistent with the 2007 presentation.

8. UNCONSOLIDATED AFFILIATED COMPANIES

Unconsolidated affiliated companies are companies in which Deere & Company generally owns 20 percent to 50 percent of the outstanding voting shares. Deere & Company does not control these companies and accounts for its investments in them on the equity basis. The investments in these companies primarily consist of Deere-Hitachi Construction Machinery Corporation (50 percent ownership), Bell Equipment Limited (32 percent ownership) and A&I Products (36 percent ownership). The unconsolidated affiliated companies primarily manufacture or market equipment. Deere & Company's share of the income of these companies is reported in the consolidated income statement under "Equity in Income of Unconsolidated Affiliates." The investment in these companies is reported in the consolidated balance sheet under "Investments in Unconsolidated Affiliates."

Combined financial information of the unconsolidated affiliated companies in millions of dollars is as follows:

Operations	2007	2006	2005
Sales	$ 2,026	$ 2,062	$ 1,983
Net income	79	54	14
Deere & Company's equity in net income	29	21	6

(continued)

Financial Position	2007	2006
Total assets	$ 1,081	$ 968
Total external borrowings	140	86
Total net assets	385	293
Deere & Company's share of the net assets	150	124

9. MARKETABLE SECURITIES

All marketable securities are classified as available-for-sale, with unrealized gains and losses shown as a component of stockholders' equity. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

The amortized cost and fair value of marketable securities for continuing operations at October 31 in millions of dollars follow:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2007				
U.S. government debt securities	$ 228	$ 2		$ 230
Municipal debt securities	135			135
Corporate debt securities	555	1		556
Mortgage-backed debt securities	303	1		304
Asset backed securities	254			254
Other debt securities	144			144
Marketable securities	$ 1,619	$ 4		$1,623
2006				
U.S. government debt securities	$ 363		$ (1)	$ 362
Municipal debt securities	134			134
Corporate debt securities	549	$ 1		550
Mortgage-backed debt securities	284			284
Asset backed securities	239			239
Other debt securities	248			248
Marketable securities	$ 1,817	$ 1	$ (1)	$1,817

The contractual maturities of debt securities at October 31, 2007 in millions of dollars follow:

	Amortized Cost	Fair Value
Due in one year or less	$ 243	$ 243
Due after one through five years	909	912
Due after five through 10 years	110	110
Due after 10 years	357	358
Debt securities	$ 1,619	$ 1,623

Actual maturities may differ from contractual maturities because some securities may be called or prepaid. Proceeds from the sales of available-for-sale securities from continuing operations were $1,379 million in 2007, $2,157 million in 2006 and $917 in 2005. Realized gains were $4 million and $.4 million and realized losses were $10 million and $4 million in 2007 and 2006, respectively. Realized gains and losses were not significant in 2005. Unrealized gains and losses, the increase (decrease) in net unrealized gains or losses and unrealized losses that have been continuous for over twelve months were not significant in any years presented. Unrealized losses at October 31, 2006 were primarily the result of an increase in interest rates and were not recognized in income due to the ability and intent to hold to maturity. Losses related to impairment write-downs were $7 million in 2007 and were not significant for any other years presented.

10. TRADE ACCOUNTS AND NOTES RECEIVABLE

Trade accounts and notes receivable at October 31 consisted of the following in millions of dollars:

	2007	2006
Trade accounts and notes:		
Agricultural	$ 1,867	$ 1,647
Commercial and consumer	658	711
Construction and forestry	530	680
Trade accounts and notes receivable–net	$3,055	$ 3,038

At October 31, 2007 and 2006, dealer notes included in the previous table were $413 million and $398 million, and the allowance for doubtful trade receivables was $64 million and $62 million, respectively.

The Equipment Operations sell a significant portion of newly originated trade receivables to the credit operations and provide compensation to the credit operations at market rates of interest for these receivables.

Trade accounts and notes receivable primarily arise from sales of goods to independent dealers. Under the terms of the sales to dealers, interest is charged to dealers on outstanding balances, from the earlier of the date when goods are sold to retail customers by the dealer or the expiration of certain interest-free periods granted at the time of the sale to the dealer, until payment is received by the company. Dealers cannot cancel purchases after the equipment is shipped and are responsible for payment even if the equipment is not sold to retail customers. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. These periods range from one to twelve months for most equipment. Interest-free periods may not be extended. Interest charged may not be forgiven and interest rates, which exceed the prime rate, are set based on market factors. The company evaluates and assesses dealers on an ongoing basis as to their credit worthiness and generally retains a security interest in the goods associated with these trade receivables. The company is obligated to repurchase goods sold to a dealer upon cancellation or termination of the dealer's contract for such causes as change in ownership and closeout of the business. The company may also in certain circumstances repurchase goods sold to a dealer in order to satisfy a request for goods from another dealer.

Trade accounts and notes receivable have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

11. FINANCING RECEIVABLES

Financing receivables at October 31 consisted of the following in millions of dollars:

	2007		2006	
	Unrestricted	/Restricted	Unrestricted	/Restricted
Retail notes:				
Equipment:				
Agricultural	$ 9,394	$ 2,027	$ 7,512	$ 2,279
Commercial and consumer	1,235		1,231	
Construction and forestry	2,417	571	2,447	462
Recreational products	24		35	
Total	13,070	2,598	11,225	2,741
Wholesale notes	1,303		1,463	
Revolving charge accounts	1,649		1,582	
Financing leases (direct and sales-type)	1,088		927	
Operating loans	287		379	
Total financing receivables	17,397	2,598	15,576	2,741
Less:				
Unearned finance income:				
Equipment notes	1,473	296	1,306	359
Recreational product notes	5		8	
Financing leases	129		114	
Total	1,607	296	1,428	359
Allowance for doubtful receivables	159	13	144	11
Financing receivables – net	**$ 15,631**	**$ 2,289**	**$14,004**	**$ 2,371**

Financing receivables have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and financing leases.

Financing receivables at October 31 related to the company's sales of equipment (see Note 4) that were included in the table above were unrestricted and consisted of the following in millions of dollars:

	2007	2006
Retail notes*:		
Equipment:		
Agricultural	$ 1,394	$ 1,217
Commercial and consumer	111	87
Construction and forestry	719	719
Total	2,224	2,023
Wholesale notes	1,303	1,463
Sales-type leases	652	499
Total	$ 4,179	$ 3,985
Less:		
Unearned finance income:		
Equipment notes	$ 255	$ 260
Sales-type leases	67	52
Total	322	312
Financing receivables related to the company's sales of equipment	**$ 3,857**	**$ 3,673**

(continued)

* These retail notes generally arise from sales of equipment by company-owned dealers or through direct sales.

Financing receivable installments, including unearned finance income, at October 31 are scheduled as follows in millions of dollars:

	2007		2006	
	Unrestricted	/Restricted	Unrestricted	/Restricted
Due in months:				
0 – 12	$ 8,068	$ 847	$ 7,364	$ 753
13 – 24	3,999	766	3,175	707
25 – 36	2,679	592	2,391	621
37 – 48	1,590	302	1,522	461
49 – 60	828	85	876	180
Thereafter	233	6	248	19
Total	$ 17,397	$ 2,598	$15,576	$ 2,741

The maximum terms for retail notes are generally seven years for agricultural equipment, seven years for commercial and consumer equipment and five years for construction and forestry equipment. The maximum term for financing leases is generally five years, while the average term for wholesale notes is less than twelve months.

At October 31, 2007 and 2006, the unpaid balances of receivables previously sold by the credit operations were $453 million and $1,197 million, respectively. The receivables sold are collateralized by security interests in the related equipment sold to customers. At October 31, 2007 and 2006, worldwide financing receivables administered, which include financing receivables previously sold but still administered, totaled $18,373 million and $17,572 million, respectively.

Generally when financing receivables become approximately 120 days delinquent, accrual of finance income is suspended and the estimated uncollectible amount is written off to the allowance for credit losses. Accrual of finance income is resumed when the receivable becomes contractually current and collection doubts are removed. Investments in financing receivables on non-accrual status at October 31, 2007 and 2006 were $59 million and $44 million, respectively.

Total financing receivable amounts 60 days or more past due were $46 million at October 31, 2007, compared with $45 million at October 31, 2006. These past-due amounts represented .25 percent of the receivables financed at October 31, 2007 and .27 percent at October 31, 2006. The allowance for doubtful financing receivables represented .95 percent and .94 percent of financing receivables outstanding at October 31, 2007 and 2006, respectively. In addition, at October 31, 2007 and 2006, the company's credit operations had $192 million and $194 million, respectively, of deposits withheld from dealers and merchants available for potential credit losses. An analysis of the allowance for doubtful financing receivables follows in millions of dollars:

	2007	2006	2005
Balance, beginning of the year	$ 155	$ 140	$ 145
Provision charged to operations	62	51	19
Amounts written off	(59)	(39)	(28)
Other changes (primarily translation adjustments)	14	3	4
Balance, end of the year	$ 172	$ 155	$ 140

12. SECURITIZATION OF FINANCING RECEIVABLES

The company, as a part of its overall funding strategy, periodically transfers certain financing receivables (retail notes) into special purpose entities (SPEs) as part of its asset-backed securities programs (securitizations) involving its retail notes. For securitizations entered into prior to 2005, the structure of these transactions is such that the transfer of the retail notes met the criteria of sales in accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Beginning in 2005, the transfer of retail notes into new securitization transactions did not meet the sales criteria of FASB Statement No. 140 and are, therefore, accounted for as secured borrowings. SPEs utilized in securitizations of retail notes differ from other entities included in the company's consolidated statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Use of the assets held by the SPEs is restricted by terms of the documents governing the securitization transaction. Further information related to the secured borrowings and sales of retail notes is provided below.

Secured Borrowings

In securitizations of retail notes related to secured borrowings, the retail notes are transferred to certain SPEs which in turn issue debt to investors. The resulting secured borrowings are included in short-term borrowings on the balance sheet as shown in the following table. The securitized retail notes are recorded as "Restricted financing receivables - net" on the balance sheet. The total restricted assets on the balance sheet related to these securitizations include the restricted financing receivables less an allowance for credit losses, and other assets representing restricted cash as shown in the following table. The SPEs supporting the secured borrowings to which the retail notes are transferred are consolidated unless the company is not the primary beneficiary or the SPE is a qualified special purpose entity as defined in FASB Statement No. 140.

The components of consolidated restricted assets related to secured borrowings in securitization transactions at October 31 were as follows in millions of dollars:

	2007	2006
Restricted financing receivables (retail notes)	$2,301	$ 2,382
Allowance for credit losses	(12)	(11)
Other assets	45	82
Total restricted securitized assets	$2,334	$ 2,453

The components of consolidated secured borrowings and other liabilities related to securitizations at October 31 were as follows in millions of dollars:

	2007	2006
Short-term borrowings	$2,344	$ 2,403
Accrued interest on borrowings	5	5
Total liabilities related to restricted securitized assets	$2,349	$ 2,408

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depends primarily on cash flows generated by the restricted assets. Due to the company's short-term credit rating, cash collections from these restricted assets are not required to be placed into a restricted collection account until immediately prior to the time payment is required to the secured creditors. Under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an SPE was consolidated that included assets (restricted retail notes) of $1,494 million and $1,147 million at October 31, 2007 and 2006, respectively. These restricted retail notes are included in the restricted financing receivables related to securitizations shown in the table above. At October 31, 2007, the maximum remaining term of all restricted receivables was approximately six years.

Sales of Receivables

Prior to 2005, the company periodically transferred certain retail notes into SPEs as part of its securitization program in transactions that were structured such that the transfer of the retail notes met the criteria of sales in accordance with FASB Statement No. 140. The SPEs issue asset-backed securities to investors and use the proceeds of the debt issuance to pay for the retail notes. However, the company retains certain interests in the SPEs' assets including interest-only strips, a reserve account and subordinated certificates. These interests that continue to be held by the company (transferor) are carried at estimated fair value in "Other receivables" or "Other assets" on the balance sheet. Gains or losses on sales of the receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interests that continue to be held based on their relative fair values at the date of transfer. The company generally estimates fair values based on the present value of future expected cash flows using management's key assumptions as discussed below. The company retains the rights to certain future cash flows and in the U.S. transactions receives annual servicing fees approximating one percent of the outstanding balance. No significant balances for servicing assets or liabilities exist because the benefits received for servicing are just adequate to compensate the servicer for the costs of providing the servicing. The company's maximum exposure under recourse provisions related to securitized sold retail notes at October 31, 2007 and 2006 was $20 million and $109 million, respectively. The recourse provisions contractually specified by the documents governing the securitization transaction are contingent liabilities that are remote at this time. Except for this exposure, the investors and securitization trusts have no recourse to the company for failure of debtors to pay when due. The interests that continue to be held by the company, are subordinate to investors' interests and their values are subject to certain key assumptions as shown below. The total assets of the unconsolidated SPEs related to these securitizations at October 31, 2007 and 2006 were $120 million and $994 million, respectively. At October 31, 2007, the maximum remaining term of these receivables sold was approximately three years.

Cash flows received from securitization trusts for retail notes sold in prior years in millions of dollars were as follows:

	2007	2006	2005
Servicing fees received	$ 6	$ 13	$ 22
Other cash flows received	$ 18	$ 27	$ 46

The company has utilized a revolving multi-bank conduit facility to securitize floating rate retail notes that were structured as either sales or secured borrowings. In September 2007, the company amended the facility and simultaneously repurchased $264 million of retail notes previously sold into the facility.

Components of interests that continue to be held by the company in securitized retail notes sold at October 31 in millions of dollars follow:

	2007	2006
Interest only strips		$ 41
Reserve accounts held for benefit of securitization entities	$ 13	48
Subordinated certificates	4	9
Total	$ 17	$ 98

The total interests that continue to be held by the company, weighted-average life, weighted-average current key economic assumptions and the sensitivity analysis showing the hypothetical effects on these interests from immediate 10 percent and 20 percent adverse changes in those assumptions with dollars in millions were as follows:

	2007	2006
Securitized retail notes sold		
Carrying amount/fair value of interests that continue to be held by the company	$ 17	$ 98
Weighted-average life (in months)	9	11
Prepayment speed assumption (annual rate)	12%	16%
Impact on fair value of 10% adverse change	$ *	$ .2
Impact on fair value of 20% adverse change	$ *	$ .3
Expected credit losses (annual rate)	.80%	.46%
Impact on fair value of 10% adverse change	$ *	$ .4
Impact on fair value of 20% adverse change	$ .1	$ .7
Residual cash flows discount rate (annual)	13%	11%
Impact on fair value of 10% adverse change	$ .1	$ 1.9
Impact on fair value of 20% adverse change	$ .1	$ 3.8

* Impacts are less than $.1 million.

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas changes in one factor may result in changes in another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

Principal balances of owned, securitized retail notes sold and total managed retail notes; past due amounts; and credit losses (net of recoveries) as of and for the years ended October 31, in millions of dollars follow:

	Principal Outstanding	Principal 60 Days or More Past Due	Net Credit Losses
2007			
Owned	$ 13,652	$ 24	$ 24
Securitized retail notes sold	107	1	1
Managed	$ 13,759	$ 25	$ 25
2006			
Owned	$ 11,888	$ 19	$ 10
Securitized retail notes sold	898	6	2
Managed	$ 12,786	$ 25	$ 12

13. OTHER RECEIVABLES

Other receivables for continuing operations at October 31 consisted of the following in millions of dollars:

	2007	2006
Taxes receivable	$ 361	$ 224
Receivables relating to securitized retail notes sold	13	89
Other	222	135
Other receivables	$ 596	$ 448

The credit operations' receivables related to securitizations are equal to the present value of payments to be received for certain interests that continue to be held by the company and deposits made with other entities for recourse provisions under the retail note sales agreements (see Note 12).

14. EQUIPMENT ON OPERATING LEASES

Operating leases arise primarily from the leasing of John Deere equipment to retail customers. Initial lease terms generally range from 36 to 60 months. Net equipment on operating leases totaled $1,705 million and $1,494 million at October 31, 2007 and 2006, respectively. The equipment is depreciated on a straight-line basis over the terms of the leases. The accumulated depreciation on this equipment was $520 million and $460 million at October 31, 2007 and 2006, respectively. The corresponding depreciation expense was $297 million in 2007, $269 million in 2006 and $237 million in 2005.

Future payments to be received on operating leases totaled $779 million at October 31, 2007 and are scheduled as follows in millions of dollars: 2008 – $339, 2009 – $227, 2010 – $133, 2011 – $63 and 2012 – $17.

15. INVENTORIES

Most inventories owned by Deere & Company and its United States equipment subsidiaries are valued at cost, on the "last-in, first-out" (LIFO) basis. Remaining inventories are generally valued at the lower of cost, on the "first-in, first-out" (FIFO) basis, or market. The value of gross inventories on the LIFO basis represented 58 percent and 60 percent of worldwide gross inventories at FIFO value on October 31, 2007 and 2006, respectively. If all inventories had been valued on a FIFO basis, estimated inventories by major classification at October 31 in millions of dollars would have been as follows:

	2007	2006
Raw materials and supplies	$ 882	$ 712
Work-in-process	425	372
Finished machines and parts	2,263	2,013
Total FIFO value	3,570	3,097
Less adjustment to LIFO value	1,233	1,140
Inventories	$2,337	$ 1,957

16. PROPERTY AND DEPRECIATION

A summary of property and equipment for continuing operations at October 31 in millions of dollars follows:

	Useful Lives* (Years)	2007	2006
Equipment Operations			
Land		$ 83	$ 83
Buildings and building equipment	25	1,795	1,592
Machinery and equipment	10	3,355	3,088
Dies, patterns, tools, etc	7	920	931
All other	5	594	591
Construction in progress		245	231
Total at cost		6,992	6,516
Less accumulated depreciation		4,271	4,102
Total		2,721	2,414
Financial Services			
Land		4	4
Buildings and building equipment	29	40	39
Machinery and equipment	10	91	65
All other	6	34	36
Construction in progress		691	245
Total at cost		860	389
Less accumulated depreciation		47	39
Total		813	350
Property and equipment-net		$3,534	$ 2,764

* Weighted-averages

Leased property under capital leases amounting to $23 million and $15 million at October 31, 2007 and 2006, respectively, is included in property and equipment.

Property and equipment is stated at cost less accumulated depreciation. Total property and equipment additions in 2007, 2006 and 2005 for continuing operations were $1,064 million, $781 million and $523 million and depreciation was $402 million, $379 million and $354 million, respectively. Capitalized interest was $31 million, $6 million and $2 million in the same periods, respectively. Financial Services property and equipment additions included above were $476 million, $292 million and $46 million in 2007, 2006 and 2005 and depreciation was $13 million, $8 million and $5 million, respectively. The increase in Financial Services additions in 2007 and 2006 was primarily due to wind turbines related to investments in wind energy generation.

Capitalized software is stated at cost less accumulated amortization, and the estimated useful life is three years. The amounts of total capitalized software costs, including purchased and internally developed software, classified as "Other Assets" for continuing operations at October 31, 2007 and 2006 were $345 million and $322 million, less accumulated amortization of $270 million and $258 million, respectively. Amortization of these software costs was $33 million in 2007, $32 million in 2006 and $35 million in 2005.

The cost of compliance with foreseeable environmental requirements has been accrued and did not have a material effect on the company's financial position or results of operations.

17. GOODWILL AND OTHER INTANGIBLE ASSETS-NET

The amounts of goodwill by operating segment were as follows in millions of dollars:

	2007	2006
Agricultural equipment	$ 174	$ 180
Commercial and consumer equipment	448	357
Construction and forestry	612	573
Goodwill	$1,234	$ 1,110

The goodwill in the agricultural equipment segment decreased by approximately $23 million in 2007 due to an adjustment of the goodwill related to a 2006 acquisition and the recognition of identifiable intangible assets from the acquisition. The goodwill in the commercial and consumer equipment segment increased by $92 million in 2007 due to an acquisition (see Note 1). The remaining changes in goodwill were primarily due to fluctuations in foreign currency exchange rates.

The components of other intangible assets are as follows in millions of dollars:

	Useful Lives* (Years)	2007	2006
Amortized intangible assets:			
Customer lists and relationships	14	$ 78	$ 52
Gross patents, licenses and other	18	74	11
Total at cost		152	63
Less accumulated amortization		29	16
Total		123	47
Unamortized intangible assets:			
Trademark		8	
Intangible asset related to minimum pension liability**			9
Other intangible assets-net		$ 131	$ 56

* Weighted-averages
** Before adoption of FASB Statement No. 158.

Other intangible assets, excluding the intangible pension asset, are stated at cost less accumulated amortization. The amortization of other intangible assets in 2007, 2006 and 2005 were $12 million, $11 million and $2 million, respectively. The estimated amortization expense for the next five years are as follows in millions of dollars: 2008 - $13, 2009 - $11, 2010 - $11, 2011 - $10, and 2012 - $10.

18. SHORT-TERM BORROWINGS

Short-term borrowings at October 31 consisted of the following in millions of dollars:

	2007	2006
Equipment Operations		
Commercial paper	$ 34	$ 228
Notes payable to banks	90	47
Long-term borrowings due within one year	6	7
Total	130	282
Financial Services		
Commercial paper	2,803	2,352
Notes payable to banks	77	13
Notes payable related to securitizations (see below)	2,344	2,403
Long-term borrowings due within one year	4,615	3,071
Total	9,839	7,839
Short-term borrowings	$9,969	$ 8,121

The notes payable related to securitizations for Financial Services are secured by restricted financing receivables (retail notes) on the balance sheet (see Note 12). Although these notes payable are classified as short-term since payment is required if the retail notes are liquidated early, the payment schedule for these borrowings of $2,344 million at October 31, 2007 based on the expected liquidation of the retail notes in millions of dollars is as follows: 2008 - $1,015, 2009 - $713, 2010 - $438, 2011 - $156, 2012 - $22.

The weighted-average interest rates on total short-term borrowings, excluding current maturities of long-term borrowings, at October 31, 2007 and 2006 were 5.1 percent in both years. All of the Financial Services' short-term borrowings represent obligations of the credit subsidiaries.

Lines of credit available from U.S. and foreign banks were $3,894 million at October 31, 2007. Some of these credit lines are available to both Deere & Company and John Deere Capital Corporation (Capital Corporation). At October 31, 2007, $904 million of these worldwide lines of credit were unused. For the purpose of computing the unused credit lines, commercial paper and short-term bank borrowings, excluding secured borrowings and the current portion of long-term borrowings, were considered to constitute utilization.

Included in the above lines of credit was a long-term credit facility agreement for $3.75 billion, expiring in February 2012. The agreement is mutually extendable and the annual facility fee is not significant. The credit agreement requires the Capital Corporation to maintain its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt, excluding securitization indebtedness, to capital base (total subordinated debt and stockholder's equity excluding accumulated other comprehensive income (loss)) at not more than 9.5 to 1 at the end of any fiscal quarter. The credit agreement also requires the Equipment Operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity excluding accumulated other comprehensive income (loss)) of 65 percent or less at the end of each fiscal quarter according to accounting principles generally accepted in the U.S. in effect at October 31, 2006. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2007 was $6,661 million. Alternatively under this provision, the Equipment Operations had the capacity to incur additional debt of $12,370 million at October 31, 2007. All of these requirements of the credit agreement have been met during the periods included in the financial statements.

Deere & Company has an agreement with the Capital Corporation pursuant to which it has agreed to continue to own at least 51 percent of the voting shares of capital stock of the Capital Corporation and to maintain the Capital Corporation's consolidated tangible net worth at not less than $50 million. This agreement also obligates Deere & Company to make income maintenance payments to the Capital Corporation such that its consolidated ratio of earnings to fixed charges is not less than 1.05 to 1 for each fiscal quarter. Deere & Company's obligations to make payments to the Capital Corporation under the agreement are independent of whether the Capital Corporation is in default on its indebtedness, obligations or other liabilities. Further, Deere & Company's obligations under the agreement are not measured by the amount of the Capital Corporation's indebtedness, obligations or other liabilities. Deere & Company's obligations to make payments under this agreement are expressly stated not to be a guaranty of any specific indebtedness, obligation or liability of the Capital Corporation and are enforceable only by or in the name of the Capital Corporation. No payments were required under this agreement during the periods included in the financial statements.

19. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at October 31 for continuing operations consisted of the following in millions of dollars:

	2007	2006
Equipment Operations		
Accounts payable:		
Trade payables	$ 1,691	$ 1,246
Dividends payable	110	89
Other	101	62
Accrued expenses:		
Employee benefits	1,060	981
Product warranties	549	507
Dealer sales program discounts	390	378
Dealer sales volume discounts	266	220
Other	717	632
Total	4,884	4,115
Financial Services		
Accounts payable:		
Deposits withheld from dealers and merchants	192	194
Other	251	178
Accrued expenses:		
Unearned revenue	236	204
Interest payable	140	129
Employee benefits	73	69
Other	32	29
Total	924	803
Eliminations*	450	435
Accounts payable and accrued expenses	$ 5,358	$ 4,483

* Primarily trade receivable valuation accounts which are reclassified as accrued expenses by the Equipment Operations as a result of their trade receivables being sold to Financial Services.

20. LONG-TERM BORROWINGS

Long-term borrowings at October 31 consisted of the following in millions of dollars:

	2007	2006
Equipment Operations**		
Notes and debentures:		
7.85% debentures due 2010	$ 306	$ 306
6.95% notes due 2014: ($700 principal) Swapped to variable interest rates of 6.1% – 2007, 6.4% – 2006	743*	734*
8.95% debentures due 2019	56	56
8-1/2% debentures due 2022	105	105
6.55% debentures due 2028	200	200
8.10% debentures due 2030	250	250
7.125% notes due 2031	300	300
Other notes	13	18
Total	1,973	1,969
Financial Services**		
Notes and debentures:		
Medium-term notes due 2008 – 2017: (principal $6,842 - 2007, $5,820 - 2006) Average interest rates of 5.1% – 2007, 4.8% – 2006	6,850*	5,805*
3.90% notes due 2008: ($850 principal) Swapped $350 to variable interest rates of 5.9% – 2006		839*
6% notes due 2009: ($300 principal) Swapped to variable interest rate of 5.6% – 2006	303*	304*
7% notes due 2012: ($1,500 principal) Swapped $1,225 to variable interest rates of 6.7% – 2007, 6.4% – 2006	1,580*	1,570*
5.10% debentures due 2013: ($650 principal) Swapped to variable interest rates of 5.9% – 2007, 6.1% – 2006	640*	626*
Other notes	452	471
Total	9,825	9,615
Long-term borrowings	$11,798	$11,584

* Includes fair value adjustments related to interest rate swaps.
** All interest rates are as of year end.

All of the Financial Services' long-term borrowings represent obligations of the credit subsidiaries.

The approximate principal amounts of the Equipment Operations' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2008 – $6, 2009 – $9, 2010 – $312, 2011 – none and 2012 – none. The approximate principal amounts of the credit subsidiaries' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2008 – $4,619, 2009 – $3,899, 2010 – $1,975, 2011 – $944 and 2012 – $1,881.

21. LEASES

At October 31, 2007, future minimum lease payments under capital leases amounted to $29 million as follows: 2008 – $3, 2009 – $3, 2010 – $3, 2011 – $2, 2012 – $2 and later years $16. Total rental expense for operating leases was $126 million in 2007, $118 million in 2006 and $111 million in 2005. At October 31, 2007, future minimum lease payments under operating leases amounted to $358 million as follows: 2008 – $100, 2009 – $73, 2010 – $47, 2011 – $32, 2012 – $26 and later years $80.

22. CONTINGENCIES AND COMMITMENTS

The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and current quality developments.

A reconciliation of the changes in the warranty liability in millions of dollars follows:

	Warranty Liability	
	2007	2006
Beginning of year balance	$ 507	$ 535
Payments	(480)	(509)
Accruals for warranties	522	481
End of year balance	$ 549	$ 507

The premiums for the Equipment Operations' extended warranties are primarily recognized in income in proportion to the costs expected to be incurred over the contract period. These unamortized warranty premiums totaled $77 million and $45 million at October 31, 2007 and 2006, respectively.

The company has certain recourse obligations on financing receivables that it has previously sold. If the receivables sold are not collected, the company would be required to cover those losses up to the amount of its recourse obligation. At October 31, 2007, the maximum amount of exposure to losses under these agreements was $30 million. The estimated credit risk associated with sold receivables totaled $1 million at October 31, 2007. This risk of loss is recognized primarily in the interests that continue to be held by the company and recorded on it's balance sheet (see Note 12). The company may recover a portion of any required payments incurred under these agreements from the repossession of the equipment collateralizing the receivables. At October 31, 2007, the maximum remaining term of the receivables guaranteed was approximately three years.

At October 31, 2007, the company had approximately $190 million of guarantees issued primarily to banks outside the U.S. and Canada related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2007, the company had accrued losses of approximately $6 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2007 was approximately eight years.

The credit operations' subsidiary, John Deere Risk Protection, Inc., offers crop insurance products through a managing general agency agreement (Agreement) with an insurance company (Insurance Carrier) rated "Excellent" by A.M. Best Company. As a managing general agent, John Deere Risk Protection, Inc. will receive commissions from the Insurance Carrier for selling crop insurance to producers. The credit operations have guaranteed certain obligations under the Agreement, including the obligation to pay the Insurance

Carrier for any uncollected premiums. At October 31, 2007, the maximum exposure for uncollected premiums was approximately $57 million. Substantially all of the credit operations' crop insurance risk under the Agreement has been mitigated by a syndicate of private reinsurance companies. The reinsurance companies are rated "Excellent" or higher by A.M. Best Company. In the event of a widespread catastrophic crop failure throughout the U.S. and the default of these highly rated private reinsurance companies on their reinsurance obligations, the credit operations would be required to reimburse the Insurance Carrier for exposure under the Agreement of approximately $489 million at October 31, 2007. The credit operations believe that the likelihood of the occurrence of events that give rise to the exposures under this Agreement is substantially remote and as a result, at October 31, 2007, the credit operation's accrued liability under the Agreement was not material.

At October 31, 2007, the company had commitments of approximately $379 million for the construction and acquisition of property and equipment. At October 31, 2007, the company also had pledged or restricted assets of $144 million, primarily as collateral for borrowings. Also, see Note 12 for restricted assets associated with borrowings related to securitizations.

The company also had other miscellaneous contingent liabilities totaling approximately $55 million at October 31, 2007, for which it believes the probability for payment is remote.

The company is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos related liability), retail credit, software licensing, patent and trademark matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the company believes these unresolved legal actions will not have a material effect on its financial statements.

23. CAPITAL STOCK

Changes in the common stock account in millions were as follows:

	Number of Shares Issued*	Amount
Balance at October 31, 2004	536.4	$ 2,044
Stock options and other		38
Balance at October 31, 2005	536.4	2,082
Stock options and other**		122
Balance at October 31, 2006**	536.4	2,204
Transfer from retained earnings for two-for-one stock split		268
Stock options and other		305
Balance at October 31, 2007	536.4	$ 2,777

* Adjusted for two-for-one stock split.
** See Note 1 for reclassification.

On November 14, 2007, the stockholders of the company approved a two-for-one stock split effected in the form of a 100 percent stock dividend to stockholders of record on November 26, 2007, distributed on December 3, 2007. This stock split has been recorded as of October 31, 2007 by a transfer of $268 million from retained earnings to common stock, representing a $1 par value for each additional share issued. The number of common shares the company is authorized to issue was also increased from 600 million to 1,200 million. The number of authorized preferred shares, none of which has been issued, remained at nine million.

In May 2007, the board of directors authorized plans to repurchase up to 40 million (post stock split) additional shares of common stock. The new repurchase plan went into effect after the previous 52 million (post stock split) share repurchase plan, announced in November 2005, was completed in August 2007. Repurchases will be made at the company's discretion in the open market.

A reconciliation of basic and diluted income per share follows in millions, except per share amounts:

	2007	2006	2005
Continuing Operations:			
Income	$ 1,821.7	$1,453.2	$ 1,414.0
Average shares outstanding*	449.3	466.8	486.6
Basic income per share*	$ 4.05	$ 3.11	$ 2.90
Average shares outstanding*	449.3	466.8	486.6
Effect of dilutive stock options*	5.7	4.8	6.3
Total potential shares outstanding*	455.0	471.6	492.9
Diluted income per share*	$ 4.00	$ 3.08	$ 2.87
Total Operations:			
Net Income	$ 1,821.7	$1,693.8	$1,446.8
Average shares outstanding*	449.3	466.8	486.6
Basic net income per share*	$ 4.05	$ 3.63	$ 2.97
Total potential shares outstanding*	455.0	471.6	492.9
Diluted net income per share*	$ 4.00	$ 3.59	$ 2.94

* Adjusted for two-for-one stock split.

All stock options outstanding were included in the computation during 2007, 2006 and 2005, except 18 thousand stock options in 2006 on a post stock split basis that had an antidilutive effect under the treasury stock method.

24. STOCK OPTION AND RESTRICTED STOCK AWARDS

In the first quarter of 2006, the company adopted FASB Statement No. 123 (revised 2004), Share-Based Payment, (see Note 1 for "Share-Based Compensation" for 2005 information).

The company issues stock options and restricted stock awards to key employees under plans approved by stockholders. Restricted stock is also issued to nonemployee directors for their services as directors under a plan approved by stockholders. Options are awarded with the exercise price equal to the market price and become exercisable in one to three years after grant. Options expire ten years after the date of grant. Restricted stock awards generally vest after three years. The company recognizes the compensation cost on these stock options and restricted stock awards either immediately if the employee is eligible to retire or on a straight-line basis over the vesting period for the entire award. According to these plans at October 31, 2007, the company is authorized to grant an additional 18.7 million shares related to stock options or restricted stock on a post stock split basis.

The fair value of each option award was estimated on the date of grant using a binomial lattice option valuation model. Expected volatilities are based on implied volatilities from traded call options on the company's stock. The expected volatilities are constructed from the following three components: the starting implied volatility of short-term call options traded within a few days of the valuation date; the predicted implied volatility of long-term call options; and the trend in implied volatilities over the span of the call options' time to maturity. The company uses historical data to estimate option exercise behavior and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rates utilized for periods throughout the contractual life of the options are based on U.S. Treasury security yields at the time of grant.

The assumptions used for the binomial lattice model to determine the fair value of options follow:

	2007	2006
Risk-free interest rate	4.4% - 5.0%	3.8% - 4.5%
Expected dividends	2.0%	1.8%
Expected volatility	26.2% - 28.8%	25.3% - 27.5%
Weighted-average volatility	26.3%	25.4%
Expected term (in years)	6.7 - 7.6	6.9 - 7.7

Stock option activity at October 31, 2007 and changes during 2007 in millions of dollars and shares except for share price follow:

	Shares	Exercise Price**	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year*	26.4	$ 28.98		
Granted*	3.2	48.38		
Exercised*	(11.2)	27.40		
Expired or forfeited*	(.1)	37.08		
Outstanding at end of year*	18.3	33.31	6.47	$ 722.1
Exercisable at end of year*	10.3	28.12	5.54	458.4

* Adjusted for two-for-one stock split.
** Weighted-averages

The weighted-average grant-date fair values of options granted during 2007, 2006 and 2005 were $14.10, $10.10 and $9.99 on a post stock split basis, respectively. The total intrinsic values of options exercised during 2007, 2006 and 2005 were $320 million, $236 million and $102 million, respectively. During 2007, 2006 and 2005, cash received from stock option exercises was $286 million, $328 million and $154 million with tax benefits of $119 million, $87 million and $38 million, respectively.

The company's nonvested restricted shares at October 31, 2007 and changes during 2007 in millions of dollars and shares follow:

	Shares	Grant-Date Fair Value**
Nonvested at beginning of year*	1.4	$ 33.45
Granted*	.3	49.13
Vested*	(.5)	31.33
Nonvested at end of year*	1.2	38.09

* Adjusted for two-for-one stock split.
** Weighted-averages

During 2007 and 2006, the total share-based compensation expense was $82 million and $91 million with an income tax benefit recognized in net income of $30 million and $34 million. At October 31, 2007, there was $28 million of total unrecognized compensation cost from share-based compensation arrangements granted under the plans, which is related to nonvested shares. This compensation is expected to be recognized over a weighted-average period of approximately 2 years. The total fair values of stock options and restricted shares vested during 2007, 2006 and 2005 were $69 million, $63 million and $55 million, respectively.

Prior to adoption of the new standard, the pro-forma disclosure used a straight-line amortization of the stock option and restricted stock expense over the vesting period according to the prior standard, FASB Statement No. 123, Accounting for Stock-Based Compensation, which included employees eligible to retire. Under the new standard, the awards granted after the adoption must be recognized in expense over the requisite service period, which is either immediate if the employee is eligible to retire, or over the vesting period if the employee is not eligible to retire. The amount of expense for awards granted prior to adoption of the new standard for employees eligible to retire that continued to be amortized over the nominal vesting period in 2007 and 2006 was approximately $12 million and $19 million pretax, $8 million and $12 million after-tax ($.02 per share and $.03 per share, basic and diluted), respectively.

The company currently uses shares which have been repurchased through its stock repurchase programs to satisfy share option exercises. At October 31, 2007, the company had 96.8 million shares in treasury stock and 34.9 million shares remaining to be repurchased under its current publicly announced 40.0 million share repurchase program on a post stock split basis.

25. EMPLOYEE INVESTMENT AND SAVINGS PLANS

The company has defined contribution plans related to employee investment and savings plans primarily in the U.S. Company contributions and costs under these plans were $114 million in 2007, $100 million in 2006 and $81 million in 2005.

26. OTHER COMPREHENSIVE INCOME ITEMS

Other comprehensive income items under FASB Statement No. 130, Reporting Comprehensive Income, are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) and the related tax effects in millions of dollars:

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2005			
Minimum pension liability adjustment	$ (86)	$ 34	$ (52)
Cumulative translation adjustment	60	1	61
Unrealized gain on derivatives:			
Hedging gain	6	(2)	4
Reclassification of realized loss to net income	14	(5)	9
Net unrealized gain	20	(7)	13
Unrealized holding loss and net loss on investments*	(9)	3	(6)
Total other comprehensive income (loss)	$ (15)	$ 31	$ 16

* Reclassification of realized gains or losses to net income were not material.

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2006			
Minimum pension liability adjustment	$ 34	$ (13)	$ 21
Cumulative translation adjustment	73	7	80
Unrealized hedging gain and net gain on derivatives*		1	1
Unrealized loss on investments:			
Holding loss	(5)	2	(3)
Reclassification of realized loss to net income	4	(2)	2
Net unrealized loss	(1)		(1)
Total other comprehensive income (loss)	$ 106	$ (5)	$ 101

* Reclassification of realized gains or losses to net income were not material.

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2007			
Minimum pension liability adjustment	$ 104	$ (38)	$ 66
Cumulative translation adjustment	325	4	329
Unrealized loss on derivatives:			
Hedging loss	(16)	6	(10)
Reclassification of realized gain to net income	(6)	2	(4)
Net unrealized loss	(22)	8	(14)
Unrealized loss on investments:			
Holding loss	(6)	2	(4)
Reclassification of realized loss to net income	4	(1)	3
Net unrealized loss	(2)	1	(1)
Total other comprehensive income (loss)	$ 405	$ (25)	$ 380

27. FINANCIAL INSTRUMENTS

The fair values of financial instruments that do not approximate the carrying values in the financial statements at October 31 in millions of dollars follow:

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financing receivables	$15,631	$ 15,474	$14,004	$13,799
Restricted financing receivables	$ 2,289	$ 2,284	$ 2,371	$ 2,348
Short-term secured borrowings*	$ 2,344	$ 2,356	$ 2,403	$ 2,402
Long-term borrowings:				
Equipment Operations	$ 1,973	$ 2,172	$ 1,969	$ 2,197
Financial Services	9,825	9,897	9,615	9,678
Total	$ 11,798	$12,069	$ 11,584	$ 11,875

* See Note 18.

Fair Value Estimates

Fair values of the long-term financing receivables with fixed rates were based on the discounted values of their related cash flows at current market interest rates. The fair values of the remaining financing receivables approximated the carrying amounts.

Fair values of long-term borrowings and short-term secured borrowings with fixed rates were based on the discounted values of their related cash flows at current market interest rates. Certain long-term borrowings have been swapped to current variable interest rates. The carrying values of these long-term borrowings include adjustments related to fair value hedges.

Derivatives

All derivative instruments are recorded at fair values and classified as either other assets or accounts payable and accrued expenses on the balance sheet (see Note 1).

Interest Rate Swaps

The company enters into interest rate swap agreements primarily to more closely match the fixed or floating interest rates of the credit operations' borrowings to those of the assets being funded. For transactions not designated as hedges under FASB Statement No. 133, the fair value gains or losses from these interest rate swaps are recognized currently in interest expense, generally offsetting the interest expense on the exposures being hedged.

Certain interest rate swaps were designated as hedges of future cash flows from variable interest rate borrowings. The effective portion of the fair value gains or losses on these cash flow hedges are recorded in other comprehensive income and subsequently reclassified into interest expense as payments are accrued and the swaps approach maturity. These amounts offset the effects of interest rate changes on the related borrowings. Gains or losses in other comprehensive income related to cash flow hedges that have been discontinued are amortized to interest expense over the remaining duration of the original forecasted transaction that will still occur. The total amount of gain recorded in other comprehensive income at October 31, 2007 that is expected to be reclassified to interest expense in the next twelve months if interest rates remain unchanged is approximately $2 million after-tax. These swaps mature in up to forty-one months.

Certain interest rate swaps were designated as fair value hedges of fixed-rate, long-term borrowings. The effective portions of the fair value gains or losses on these swaps were offset by fair value adjustments in the underlying borrowings.

Any ineffective portions of the gains or losses on all cash flow and fair value interest rate swaps designated as hedges were recognized currently in interest expense and were not material. There were no gains or losses reclassified from unrealized in other comprehensive income to realized in earnings as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transaction will not occur. There were no components of cash flow or fair value hedges that were excluded from the assessment of effectiveness.

The company has certain interest rate swap agreements that are not designated as hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and the fair value gains or losses are recognized currently in interest expense. These swaps are used to facilitate certain borrowings.

The cash flows from all interest rate swaps are related to managing interest rate exposures and are recorded in operating activities in the consolidated statement of cash flows.

Foreign Exchange Forward Contracts, Swaps and Options

The company has entered into foreign exchange forward contracts, swaps and options in order to manage the currency exposure of certain receivables, liabilities and expected inventory purchases. For transactions not designated as hedges under FASB Statement No. 133, the fair value gains or losses from these foreign currency derivatives are recognized currently in cost of sales or other operating expenses, generally offsetting the foreign exchange gains or losses on the exposures being managed.

The company has designated certain foreign exchange forward contracts as cash flow hedges of expected inventory purchases. The effective portions of the fair value gains or losses on these cash flow hedges are recorded in other comprehensive income and subsequently reclassified into cost of sales as the inventory costs are recognized in cost of sales. These amounts offset the effect of the changes in foreign exchange rates on the related inventory purchases. The amount of the gain recorded in other comprehensive income that is expected to be reclassified to cost of sales in the next twelve months is approximately $.1 million after-tax. These contracts mature in up to six months.

Any ineffective portions of the gains or losses on all cash flow and fair value foreign exchange contracts and swaps designated as hedges were recognized currently in earnings and were not material. There were no gains or losses reclassified from unrealized in other comprehensive income to realized in earnings as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transaction will not occur. There were no components of cash flow or fair value hedges that were excluded from the assessment of effectiveness.

The cash flows from foreign exchange forward contracts, swaps and options are related to purchases of inventory and sales of equipment and are recorded in operating activities in the consolidated statement of cash flows.

28. SEGMENT AND GEOGRAPHIC AREA DATA FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

The company's operations are organized and reported in four major business segments described as follows:

The agricultural equipment segment manufactures and distributes a full line of farm equipment and related service parts – including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; integrated agricultural management systems technology; and precision agricultural irrigation equipment.

The commercial and consumer equipment segment manufactures and distributes equipment, products and service parts for commercial and residential uses – including tractors for lawn, garden, commercial and utility purposes; mowing equipment, including walk-behind mowers; golf course equipment; utility vehicles; landscape and nursery products; irrigation equipment; and other outdoor power products.

The construction and forestry segment manufactures, distributes to dealers and sells at retail a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting – including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets.

The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans, finances retail revolving charge accounts, offers certain crop risk mitigation products and invests in wind energy generation.

The company's tractors and implements segment and the harvesting equipment segment have been aggregated in the agricultural equipment segment described above since they have similar economic characteristics as well as similar products and services, production processes, types of customers and methods used for distribution of their products.

Certain operations do not meet the materiality threshold of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, and have been grouped together as "Other." Due to the sale of the health care operations in 2006 (see Note 2), the health care operations were reclassified from "Other" to discontinued operations for all years presented. Applicable segment information as follows has been revised for this reclassification. The remaining "Other" information consists of certain miscellaneous service operations that do not meet the materiality threshold.

Because of integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations must be made to determine operating segment and geographic area data. Intersegment sales and revenues represent sales of components and finance charges, which are generally based on market prices.

Information relating to operations by operating segment in millions of dollars follows. In addition to the following unaffiliated sales and revenues by segment, intersegment sales and revenues in 2007, 2006 and 2005 were as follows: agricultural equipment net sales of $104 million, $138 million and $105 million, construction and forestry net sales of $9 million, $10 million and $13 million, and credit revenues of $276 million, $216 million and $237 million, respectively.

OPERATING SEGMENTS	2007	2006	2005
Net sales and revenues			
Unaffiliated customers:			
Agricultural equipment net sales	$ 12,121	$10,232	$10,567
Commercial and consumer equipment net sales	4,333	3,877	3,605
Construction and forestry net sales	5,035	5,775	5,229
Total net sales	21,489	19,884	19,401
Credit revenues	2,094	1,819	1,450
Other revenues*	499	445	340
Total	$24,082	$22,148	$21,191

* Other revenues are primarily the Equipment Operations' revenues for finance and interest income, and other income as disclosed in Note 30, net of certain intercompany eliminations.

OPERATING SEGMENTS	2007	2006	2005
Operating profit			
Agricultural equipment	$ 1,443	$ 882	$ 970
Commercial and consumer equipment	304	221	183
Construction and forestry	571	802	689
Credit*	548	520	491
Other	5	1	
Total operating profit	2,871	2,426	2,333
Interest income	103	75	103
Investment income	75	83	25
Interest expense	(181)	(193)	(211)
Foreign exchange gain (loss) from equipment operations' financing activities	3	12	(7)
Corporate expenses – net	(166)	(208)	(130)
Income taxes	(883)	(742)	(699)
Total	(1,049)	(973)	(919)
Income from continuing operations	1,822	1,453	1,414
Income from discontinued operations		241	33
Net income	$ 1,822	$ 1,694	$ 1,447

* Operating profit of the credit business segment includes the effect of its interest expense and foreign exchange gains or losses.

OPERATING SEGMENTS	2007	2006	2005
Interest income*			
Agricultural equipment	$ 10	$ 7	$ 6
Commercial and consumer equipment	6	6	5
Construction and forestry	4	4	4
Credit**	1,758	1,570	1,241
Corporate	103	75	103
Intercompany**	(293)	(295)	(281)
Total	$ 1,588	$ 1,367	$ 1,078

* Does not include finance rental income for equipment on operating leases.
** Includes interest income from Equipment Operations for financing trade receivables.

(continued)

OPERATING SEGMENTS	2007	2006	2005
Interest expense			
Agricultural equipment*	$ 152	$ 142	$ 138
Commercial and consumer equipment*	56	57	52
Construction and forestry*	39	44	34
Credit	1,017	876	607
Corporate	181	193	211
Intercompany*	(294)	(295)	(281)
Total	$ 1,151	$ 1,017	$ 761

* Includes interest compensation to credit operations for financing trade receivables.

OPERATING SEGMENTS	2007	2006	2005
Depreciation* and amortization expense			
Agricultural equipment	$ 274	$ 255	$ 236
Commercial and consumer equipment	80	82	75
Construction and forestry	75	70	66
Credit	315	284	250
Discontinued operations			9
Total	$ 744	$ 691	$ 636

* Includes depreciation for equipment on operating leases.

OPERATING SEGMENTS	2007	2006	2005
Equity in income (loss) of unconsolidated affiliates			
Agricultural equipment	$ 12	$ 10	$ 8
Commercial and consumer equipment	1	1	(1)
Construction and forestry	16	10	(2)
Credit			1
Total	$ 29	$ 21	$ 6
Identifiable operating assets			
Agricultural equipment	$ 4,227	$ 3,342	$ 3,383
Commercial and consumer equipment	1,689	1,383	1,460
Construction and forestry	2,334	2,386	2,078
Credit	23,518	21,316	19,057
Other	193	157	17
Corporate*	6,615	6,136	7,291
Discontinued operations			351
Total	$38,576	$34,720	$33,637

* Corporate assets are primarily the Equipment Operations' retirement benefits, deferred income tax assets, marketable securities and cash and cash equivalents as disclosed in Note 30, net of certain intercompany eliminations.

OPERATING SEGMENTS	2007	2006	2005
Capital additions			
Agricultural equipment	$ 386	$ 354	$ 333
Commercial and consumer equipment	85	43	67
Construction and forestry	118	92	77
Credit	475	292	46
Discontinued operations			1
Total	$ 1,064	$ 781	$ 524
Investment in unconsolidated affiliates			
Agricultural equipment	$ 36	$ 31	$ 20
Commercial and consumer equipment	5	4	3
Construction and forestry	104	84	80
Credit	5	5	4
Total	$ 150	$ 124	$ 107

The company views and has historically disclosed its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada, shown below in millions of dollars. No individual foreign country's net sales and revenues were material for disclosure purposes.

GEOGRAPHIC AREAS	2007	2006	2005
Net sales and revenues			
Unaffiliated customers:			
U.S. and Canada:			
Equipment Operations			
net sales (89%)*	$13,829	$ 13,851	$ 13,511
Financial Services revenues (83%)*	1,925	1,655	1,251
Total	15,754	15,506	14,762
Outside U.S. and Canada:			
Equipment Operations net sales	7,660	6,033	5,890
Financial Services revenues	234	216	200
Total	7,894	6,249	6,090
Other revenues	434	393	339
Total	$24,082	$ 22,148	$ 21,191

* The percentages indicate the approximate proportion of each amount that relates to the U.S. only and are based upon a three-year average for 2007, 2006 and 2005.

	2007	2006	2005
Operating profit			
U.S. and Canada:			
Equipment Operations	$ 1,539	$ 1,445	$ 1,298
Financial Services	486	470	431
Total	2,025	1,915	1,729
Outside U.S. and Canada:			
Equipment Operations	779	460	544
Financial Services	67	51	60
Total	846	511	604
Total	$ 2,871	$ 2,426	$ 2,333
Property and equipment			
U.S.	$ 2,283	$ 1,730	$ 1,413
Germany	381	320	284
Other countries	870	714	647
Total	$ 3,534	$ 2,764	$ 2,344

29. SUPPLEMENTAL INFORMATION (UNAUDITED)

Common stock per share sales prices from New York Stock Exchange composite transactions quotations follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007 Market price*				
High	$ 50.70	$ 58.25	$ 66.98	$ 78.65
Low	$ 41.63	$ 49.00	$ 53.76	$ 56.96
2006 Market price*				
High	$ 36.30	$ 44.50	$ 45.99	$ 45.24
Low	$ 30.20	$ 34.91	$ 34.90	$ 33.45

* Adjusted for two-for-one stock split.

At October 31, 2007, there were 27,631 holders of record of the company's $1 par value common stock.

Quarterly information with respect to net sales and revenues and earnings is shown in the following schedule. Such information is shown in millions of dollars except for per share amounts.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Net sales and revenues	$4,425	$6,882	$6,634	$6,141
Net sales	3,815	6,266	5,985	5,423
Gross profit	865	1,560	1,442	1,369
Income from continuing operations before income taxes	366	889	802	619
Net income	239	624	537	422
Income per share from continuing operations – basic*	.53	1.38	1.20	.96
Net income per share – basic*	.53	1.38	1.20	.96
Income per share from continuing operations – diluted*	.52	1.36	1.18	.94
Net income per share – diluted*	.52	1.36	1.18	.94
Dividends declared per share*	.22	.22	.22	.25
Dividends paid per share*	.19½	.22	.22	.22
2006**				
Net sales and revenues	$4,202	$6,562	$6,267	$5,117
Net sales	3,691	6,029	5,677	4,487
Gross profit	795	1,486	1,279	962
Income from continuing operations before income taxes	340	785	681	368
Net income	236	745	436	277
Income per share from continuing operations – basic*	.47	1.10	.93	.61
Net income per share – basic*	.50	1.58	.93	.61
Income per share from continuing operations – diluted*	.47	1.08	.92	.60
Net income per share – diluted*	.49	1.56	.92	.60
Dividends declared per share*	.19½	.19½	.19½	.19½
Dividends paid per share*	.15½	.19½	.19½	.19½

Net income per share for each quarter must be computed independently. As a result, their sum may not equal the total net income per share for the year.

* Adjusted for two-for-one stock split.

** See Notes 2 and 3.

Dividend and Other Events

A quarterly dividend of $.25 per share on a post stock split basis was declared at the board of directors meeting on November 29, 2007, payable on February 1, 2008 to stockholders of record on December 31, 2007.

In December 2007, the company's credit operations issued $500 million of 4.95% medium-term notes due in 2012 and entered into interest rate swaps related to these notes, which swapped the fixed rate to a variable rate of 5.58% as of December 13, 2007.

30. SUPPLEMENTAL CONSOLIDATING DATA

INCOME STATEMENT
For the Years Ended October 31, 2007, 2006 and 2005
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Net Sales and Revenues						
Net sales	$21,489.1	$19,884.0	$ 19,401.4			
Finance and interest income	123.4	92.2	118.8	$ 2,225.2	$ 1,980.3	$ 1,601.5
Other income	403.7	383.9	308.1	214.3	163.6	86.1
Total	22,016.2	20,360.1	19,828.3	2,439.5	2,143.9	1,687.6
Costs and Expenses						
Cost of sales	16,254.0	15,362.0	15,179.3			
Research and development expenses	816.8	725.8	677.3			
Selling, administrative and general expenses	2,237.0	1,942.1	1,766.8	390.8	384.3	322.3
Interest expense	181.2	193.4	211.3	1,017.3	876.1	607.3
Interest compensation to Financial Services	246.4	243.7	223.1			
Other operating expenses	157.8	239.9	146.4	478.8	362.9	275.6
Total	19,893.2	18,706.9	18,204.2	1,886.9	1,623.3	1,205.2
Income of Consolidated Group before Income Taxes	2,123.0	1,653.2	1,624.1	552.6	520.6	482.4
Provision for income taxes	693.8	564.4	527.7	189.3	177.3	170.8
Income of Consolidated Group	1,429.2	1,088.8	1,096.4	363.3	343.3	311.6
Equity in Income of Unconsolidated Subsidiaries and Affiliates						
Credit	360.8	342.8	317.4	.4	.4	.6
Other	31.7	21.6	.2			
Total	392.5	364.4	317.6	.4	.4	.6
Income from Continuing Operations	1,821.7	1,453.2	1,414.0	363.7	343.7	312.2
Income from Discontinued Operations		240.6	32.8		240.6	32.8
Net Income	$ 1,821.7	$ 1,693.8	$ 1,446.8	$ 363.7	$ 584.3	$ 345.0

* Deere & Company with Financial Services on the equity basis except for the health care operations reported on a discontinued basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The consolidated group data in the "Equipment Operations" income statement reflect the results of the agricultural equipment, commercial and consumer equipment and construction and forestry operations. The supplemental "Financial Services" data represent primarily Deere & Company's credit operations with the health care operations reported on a discontinued basis. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

30. SUPPLEMENTAL CONSOLIDATING DATA (continued)

BALANCE SHEET
As of October 31, 2007 and 2006
(In millions of dollars except per share amounts)

	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	2007	2006	2007	2006
ASSETS				
Cash and cash equivalents	$ 2,019.6	$ 1,476.7	$ 259.1	$ 210.8
Marketable securities	1,468.2	1,709.0	155.1	107.7
Receivables from unconsolidated subsidiaries and affiliates	437.0	494.2	.2	.1
Trade accounts and notes receivable - net	1,028.8	986.7	2,475.9	2,485.6
Financing receivables - net	11.0	5.3	15,620.2	13,998.7
Restricted financing receivables - net			2,289.0	2,370.8
Other receivables	524.0	317.9	74.2	130.4
Equipment on operating leases - net			1,705.3	1,493.9
Inventories	2,337.3	1,957.3		
Property and equipment - net	2,721.4	2,414.0	812.6	349.6
Investments in unconsolidated subsidiaries and affiliates	2,643.4	2,665.3	5.1	4.6
Goodwill	1,234.3	1,110.0		
Other intangible assets - net	131.0	56.4		
Retirement benefits	1,967.6	2,630.3	9.0	12.1
Deferred income taxes	1,418.5	681.5	46.1	10.6
Other assets	347.6	306.1	259.3	298.3
Total Assets	$ 18,289.7	$ 16,810.7	$ 23,711.1	$ 21,473.2
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Short-term borrowings	$ 129.8	$ 282.5	$ 9,839.7	$ 7,838.6
Payables to unconsolidated subsidiaries and affiliates	136.5	31.0	407.4	472.2
Accounts payable and accrued expenses	4,884.4	4,115.2	924.2	803.1
Accrued taxes	242.4	137.9	33.7	14.6
Deferred income taxes	99.8	16.8	148.8	158.0
Long-term borrowings	1,973.2	1,969.5	9,825.0	9,614.5
Retirement benefits and other liabilities	3,667.8	2,766.6	33.1	26.3
Total liabilities	11,133.9	9,319.5	21,211.9	18,927.3
STOCKHOLDERS' EQUITY				
Common stock, $1 par value (authorized – 1,200,000,000** shares; issued – 536,431,204** shares in 2007 and 2006), at stated value	2,777.0	2,203.5	1,122.4	1,014.1
Common stock in treasury, 96,795,090** shares in 2007 and 81,965,080** shares in 2006, at cost	(4,015.4)	(2,673.4)		
Retained earnings	9,031.7	7,886.8	1,228.8	1,453.2
Total	7,793.3	7,416.9	2,351.2	2,467.3
Retirement benefits adjustment	(1,113.1)			
Minimum pension liability adjustment		(87.6)		
Cumulative translation adjustment	479.4	150.3	153.6	65.2
Unrealized gain (loss) on derivatives	(7.6)	6.8	(7.7)	8.7
Unrealized gain on investments	3.8	4.8	2.1	4.7
Accumulated other comprehensive income (loss)	(637.5)	74.3	148.0	78.6
Total stockholders' equity	7,155.8	7,491.2	2,499.2	2,545.9
Total Liabilities and Stockholders' Equity	$ 18,289.7	$ 16,810.7	$ 23,711.1	$ 21,473.2

* Deere & Company with Financial Services on the equity basis except for the health care operations reported on a discontinued basis.
** Adjusted for two-for-one stock split effective November 26, 2007.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" data represent primarily Deere & Company's credit operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

30. SUPPLEMENTAL CONSOLIDATING DATA (continued)

STATEMENT OF CASH FLOWS
For the Years Ended October 31, 2007, 2006 and 2005
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2007	2006	2005	2007	2006	2005
Cash Flows from Operating Activities						
Net income	$ 1,821.7	$ 1,693.8	$ 1,446.8	$ 363.7	$ 584.3	$ 345.0
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for doubtful receivables	7.5	14.6	13.2	63.5	51.4	12.9
Provision for depreciation and amortization	429.2	406.8	377.4	374.6	323.2	297.9
Gain on the sale of a business		(356.0)			(356.0)	
Undistributed earnings of unconsolidated subsidiaries and affiliates	207.7	(273.7)	(181.8)	(.3)	(.3)	(.6)
Provision (credit) for deferred income taxes	39.1	19.1	(40.2)	(43.3)	(3.4)	(9.1)
Changes in assets and liabilities:						
Receivables	(38.8)	(108.4)	16.7	(17.0)	(20.6)	(4.3)
Inventories	(87.9)	211.8	(68.5)			
Accounts payable and accrued expenses	329.8	83.8	295.6	104.0	128.7	78.5
Accrued income taxes payable/receivable	(5.1)	45.1	143.3	15.6	(15.4)	6.5
Retirement benefit accruals/prepaid pension costs	(172.1)	(395.1)	(313.7)	9.0	(4.9)	1.7
Other	157.6	(30.5)	(27.4)	(18.8)	105.2	(143.1)
Net cash provided by operating activities	2,688.7	1,311.3	1,661.4	851.0	792.2	585.4
Cash Flows from Investing Activities						
Collections of receivables				30,178.1	29,067.2	27,407.3
Proceeds from sales of financing receivables				229.9	139.6	132.7
Proceeds from maturities and sales of marketable securities	2,453.5	2,901.6	1,016.0	5.0	104.4	48.9
Proceeds from sales of equipment on operating leases			5.6	355.2	310.9	393.5
Proceeds from sales of businesses, net of cash sold	77.2	440.1	50.0			
Cost of receivables acquired				(31,195.0)	(30,907.0)	(30,415.2)
Purchases of marketable securities	(2,200.8)	(2,447.3)	(3,175.4)	(50.8)	(118.3)	(100.9)
Purchases of property and equipment	(557.3)	(493.1)	(466.9)	(465.2)	(272.9)	(45.7)
Cost of equipment on operating leases acquired				(825.6)	(808.9)	(687.4)
Acquisitions of businesses, net of cash acquired	(189.3)	(55.7)	(169.7)			
Other	(97.2)	32.4	(10.5)	48.6	(106.3)	(42.9)
Net cash provided by (used for) investing activities	(513.9)	378.0	(2,750.9)	(1,719.8)	(2,591.3)	(3,309.7)
Cash Flows from Financing Activities						
Increase (decrease) in short-term borrowings	(208.0)	(140.6)	96.7	307.5	1,349.3	1,717.7
Change in intercompany receivables/payables	67.6	(184.4)	1,132.7	(67.6)	4.7	(1,177.4)
Proceeds from long-term borrowings				4,283.8	3,140.2	3,805.4
Payments of long-term borrowings	(7.8)	(782.7)	(76.6)	(3,128.7)	(2,737.8)	(1,433.0)
Proceeds from issuance of common stock	285.7	327.6	153.6			
Repurchases of common stock	(1,517.8)	(1,299.3)	(918.9)			
Dividends paid	(386.7)	(348.4)	(289.7)	(588.1)	(106.7)	(166.7)
Excess tax benefits from share-based compensation	102.2	85.6				
Other	3.7	(10.6)	(2.0)	93.4	40.8	23.7
Net cash provided by (used for) financing activities	(1,661.1)	(2,352.8)	95.8	900.3	1,690.5	2,769.7
Effect of Exchange Rate Changes on Cash and Cash Equivalents	29.2	16.6	(22.2)	16.8	5.2	2.8
Net Increase (Decrease) in Cash and Cash Equivalents	542.9	(646.9)	(1,015.9)	48.3	(103.4)	48.2
Cash and Cash Equivalents at Beginning of Year	1,476.7	2,123.6	3,139.5	210.8	314.2	266.0
Cash and Cash Equivalents at End of Year	$ 2,019.6	$ 1,476.7	$ 2,123.6	$ 259.1	$ 210.8	$ 314.2

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect Deere & Company with Financial Services on the Equity Basis. The supplemental "Financial Services" data represent primarily Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

DEERE & COMPANY

SELECTED FINANCIAL DATA

(Dollars in millions except per share amounts)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net sales and revenues	$24,082	$22,148	$21,191	$19,204	$14,856	$13,296	$12,694	$12,650	$11,289	$13,389
Net sales	21,489	19,884	19,401	17,673	13,349	11,703	11,077	11,169	9,701	11,926
Finance and interest income	2,055	1,777	1,440	1,196	1,276	1,339	1,445	1,321	1,104	1,007
Research and development expenses	817	726	677	612	577	528	590	542	458	445
Selling, administrative and general expenses	2,621	2,324	2,086	1,984	1,623	1,546	1,609	1,407	1,265	1,213
Interest expense	1,151	1,018	761	592	629	637	766	677	557	519
Income (loss) from continuing operations	1,822	1,453	1,414	1,398	620	296	(83)	470	227	1,016
Net income (loss)	1,822	1,694	1,447	1,406	643	319	(64)	486	239	1,021
Return on net sales	8.5%	8.5%	7.5%	8.0%	4.8%	2.7%	(.6)%	4.3%	2.5%	8.6%
Return on beginning stockholders' equity	24.3%	24.7%	22.6%	35.1%	20.3%	8.0%	(1.5)%	11.9%	5.9%	24.6%
Income (loss) per share from continuing operations – basic*	$ 4.05	$ 3.11	$ 2.90	$ 2.82	$ 1.29	$ .62	$ (.18)	$ 1.01	$ .48	$ 2.09
– diluted*	4.00	3.08	2.87	2.76	1.27	.61	(.18)	1.00	.48	2.07
Net income (loss) per share – basic*	4.05	3.63	2.97	2.84	1.34	.67	(.14)	1.04	.51	2.10
– diluted*	4.00	3.59	2.94	2.78	1.32	.66	(.14)	1.03	.51	2.08
Dividends declared per share*	.91	.78	.60½	.53	.44	.44	.44	.44	.44	.44
Dividends paid per share*	.85½	.74	.59	.50	.44	.44	.44	.44	.44	.43
Average number of common shares outstanding (in millions) – basic*	449.3	466.8	486.6	494.5	480.4	476.4	470.0	468.6	465.7	486.6
– diluted*	455.0	471.6	492.9	506.2	486.7	481.8	473.5	472.0	468.8	491.4

* Adjusted for two-for-one stock split effective November 26, 2007.

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Total assets	$38,576	$34,720	$33,637	$28,754	$26,258	$23,768	$22,663	$20,469	$17,578	$18,002
Trade accounts and notes receivable – net	3,055	3,038	3,118	3,207	2,619	2,734	2,923	3,169	3,251	4,059
Financing receivables – net	15,631	14,004	12,869	11,233	9,974	9,068	9,199	8,276	6,743	6,333
Restricted financing receivables – net	2,289	2,371	1,458							
Equipment on operating leases – net	1,705	1,494	1,336	1,297	1,382	1,609	1,939	1,954	1,655	1,209
Inventories	2,337	1,957	2,135	1,999	1,366	1,372	1,506	1,553	1,294	1,287
Property and equipment – net	3,534	2,764	2,343	2,138	2,064	1,985	2,037	1,893	1,759	1,675
Short-term borrowings:										
Equipment Operations	130	282	678	312	577	398	773	928	642	1,512
Financial Services	9,839	7,839	6,206	3,146	3,770	4,039	5,425	4,831	3,846	3,810
Total	9,969	8,121	6,884	3,458	4,347	4,437	6,198	5,759	4,488	5,322
Long-term borrowings:										
Equipment Operations	1,973	1,969	2,423	2,728	2,727	2,989	2,210	1,718	1,036	553
Financial Services	9,825	9,615	9,316	8,362	7,677	5,961	4,351	3,046	2,770	2,239
Total	11,798	11,584	11,739	11,090	10,404	8,950	6,561	4,764	3,806	2,792
Total stockholders' equity	7,156	7,491	6,852	6,393	4,002	3,163	3,992	4,302	4,094	4,080
Book value per share*	$ 16.28	$ 16.48	$ 14.46	$ 12.95	$ 8.22	$ 6.62	$ 8.41	$ 9.17	$ 8.76	$ 8.78
Capital expenditures	$ 1,025	$ 774	$ 512	$ 364	$ 313	$ 358	$ 495	$ 419	$ 308	$ 438
Number of employees (at year end)	52,022	46,549	47,423	46,465	43,221	43,051	45,069	43,670	38,726	37,002

* Adjusted for two-for-one stock split effective November 26, 2007.

STOCKHOLDER INFORMATION

ANNUAL MEETING

TRANSFER AGENT & REGISTRAR

DIVIDEND REINVESTMENT & DIRECT PURCHASE PLAN

STOCKHOLDER RELATIONS

INVESTOR RELATIONS

STOCK EXCHANGES

FORM 10-K

AUDITORS

CERTIFICATIONS REGARDING PUBLIC DISCLOSURES & LISTING STANDARDS

CORPORATE LEADERSHIP

ROBERT W. LANE (26)
Chairman and Chief Executive Officer

H.J. MARKLEY (33)
Executive Vice President
Worldwide Parts Services, Global Supply Management and Logistics, Enterprise Information Technology, and Corporate Communications

JAMES R. JENKINS (7)
Senior Vice President and General Counsel

MICHAEL J. MACK, JR. (21)
Senior Vice President and Chief Financial Officer

JOHN J. DALHOFF (33)
Vice President and Comptroller

JAMES A. DAVLIN *
Vice President and Treasurer

FRANCES B. EMERSON (2)
Vice President, Corporate Communications and Global Brand Management

KLAUS G. HOEHN (15)
Vice President, Advanced Technology and Engineering

MERTROE B. HORNBUCKLE (32)
Vice President, Human Resources

KENNETH C. HUHN (32)
Vice President, Industrial Relations

JAMES R. JABANOSKI (27)
Vice President, Information Technology

THOMAS K. JARRETT (19)
Vice President, Taxes

GANESH JAYARAM (1)
Vice President, Corporate Business Development

THOMAS E. KNOLL (27)
Vice President, Worldwide Supply Management and Logistics

GAIL E. LEESE (17)
Vice President, Worldwide Parts Services

GARY L. MEDD (41)
Vice President, Internal Audit

LINDA E. NEWBORN (35)
Vice President and Chief Compliance Officer

DENNIS R. SCHWARTZ (40)
Vice President, Pension Fund and Investments

CHARLES R. STAMP, JR. (8)
Vice President, Public Affairs Worldwide

MARIE Z. ZIEGLER (29)
Vice President, Investor Relations

MARC A. HOWZE (6)
Corporate Secretary and Associate General Counsel

WORLDWIDE AGRICULTURAL EQUIPMENT

DAVID C. EVERITT (32)
President, Agricultural Division – North America, Australia, Asia and Global Tractor & Implement Sourcing

ADEL A. ZAKARIA (31)
Executive Vice President, Strategic Manufacturing and Engineering, Global Tractor & Implement Sourcing

BERNHARD E. HAAS (21)
Vice President, Manufacturing, Global Tractor & Implement Sourcing

DOUGLAS C. DEVRIES (33)
Senior Vice President, Agricultural Marketing – North America, Australia, Asia

MARKWART VON PENTZ (17)
President, Agricultural Division – Europe, Africa, South America and Global Harvesting Equipment Sourcing

MAX A. GUINN (27)
Senior Vice President, Manufacturing and Engineering, Global Harvesting Equipment Sourcing

STEFAN VON STEGMANN (17)
Vice President, Sales & Marketing, Agricultural Division – Central Europe, CIS, Africa, Middle East

CHRISTOPH WIGGER (16)
Vice President, Sales & Marketing, Agricultural Division – Western Europe

AARON L. WETZEL (18)
Vice President, Marketing, Sales and Planning, Agricultural Division – South America

WORLDWIDE CONSTRUCTION & FORESTRY

SAMUEL R. ALLEN (32)
President, Worldwide Construction & Forestry Division and John Deere Power Systems

DOUGLAS M. GAGE (29)
Vice President, Strategic Partnerships, Worldwide Construction & Forestry

DOMENIC G. RUCCOLO (17)
Senior Vice President, Sales & Marketing, Worldwide Construction & Forestry

BARRY W. SCHAFFTER (34)
Senior Vice President, Engineering and Manufacturing, Worldwide Construction & Forestry

JEAN H. GILLES (27)
Senior Vice President, John Deere Power Systems

BHARAT S. VEDAK (18)
Senior Vice President, John Deere Intelligent Mobile Equipment Technologies

WORLDWIDE COMMERCIAL & CONSUMER EQUIPMENT

JAMES M. FIELD (13)
President, Worldwide Commercial & Consumer Equipment Division

ROBERT C. HOVE (28)
Senior Vice President, Customer Marketing & Sales

VIVIEN H. JOKLIK (6)
Senior Vice President, Product Marketing & Business Development

RANDAL A. SERGESKETTER (27)
Senior Vice President, Manufacturing, Engineering, Supply Management and Order Fulfillment

DAVID P. WERNING (31)
Senior Vice President, Commercial Segment

JOHN DEERE CREDIT WORLDWIDE

JAMES A. ISRAEL (28)
President, John Deere Credit

DANIEL C. McCABE (33)
Senior Vice President, Equipment Lending, U.S. and Canada

STEPHEN PULLIN (13)
Senior Vice President, International Financing

LAWRENCE W. SIDWELL (8)
Senior Vice President, Agricultural Financial Services

MARTIN L. WILKINSON (30)
Senior Vice President, Renewable Energy

( ) Figures in parentheses represent complete years of company service through 1/1/08; assignments as of 1/1/08

**Joined company in 2007*

Unless otherwise indicated, all capitalized names of products and services are trademarks or service marks of Deere & Company.


PRINTED WITH
SOY INK





Directors from left: Joachim Milberg, Aulana L. Peters, Richard B. Myers, Arthur L. Kelly, Crandall C. Bowles, T. Kevin Dunnigan, Robert W. Lane, Antonio Madero B., Clayton M. Jones, Dipak C. Jain, Charles O. Holliday, Jr., Vance D. Coffman, Thomas H. Patrick.

Directors shown with 9630T track tractor.

BOARD OF DIRECTORS

CRANDALL C. BOWLES (11)
Chairman, Springs Industries, Inc.,
Chairman, The Springs Company
home furnishings

VANCE D. COFFMAN (3)
Retired Chairman
Lockheed Martin Corporation
aerospace, defense and information technology

T. KEVIN DUNNIGAN (7)
Retired Chairman
Thomas & Betts Corporation
electrical components

CHARLES O. HOLLIDAY, JR.*
Chairman and Chief Executive Officer
DuPont
biotechnology, electronics, materials science, safety and security, and synthetic fibers

DIPAK C. JAIN (5)
Dean, Kellogg School of Management
Northwestern University

CLAYTON M. JONES*
Chairman, President and Chief Executive Officer
Rockwell Collins, Inc.
aviation electronics and communications

ARTHUR L. KELLY (14)
Managing Partner
KEL Enterprises L.P.
holding and investment partnership

ROBERT W. LANE (7)
Chairman and Chief Executive Officer
Deere & Company

ANTONIO MADERO B. (10)
Chairman and Chief Executive Officer
SANLUIS Corporación, S.A. de C.V.
automotive components manufacturing

JOACHIM MILBERG (4)
Chairman, Supervisory Board
Bayerische Motoren Werke (BMW) AG
motor vehicles

RICHARD B. MYERS (1)
Retired Chairman, Joint Chiefs of Staff
Retired General, United States Air Force
principal military advisor to the President, the Secretary of Defense, and the National Security Council

THOMAS H. PATRICK (7)
Chairman
New Vernon Capital, LLC
private equity

AULANA L. PETERS (5)
Retired Partner
Gibson, Dunn & Crutcher LLP
law

( ) Figures in parentheses represent complete years of board service through 1/1/08; positions as of 1/1/08

**Joined board in 2007*

COMMITTEES

AUDIT REVIEW COMMITTEE
T. Kevin Dunnigan, Chair
Charles O. Holliday, Jr.
Dipak C. Jain
Joachim Milberg
Thomas H. Patrick
Aulana L. Peters

COMPENSATION COMMITTEE
Arthur L. Kelly, Chair
Crandall C. Bowles
Vance D. Coffman
Clayton M. Jones
Antonio Madero B.
Richard B. Myers

CORPORATE GOVERNANCE COMMITTEE
Crandall C. Bowles, Chair
Vance D. Coffman
T. Kevin Dunnigan
Charles O. Holliday, Jr.
Joachim Milberg
Aulana L. Peters

EXECUTIVE COMMITTEE
Robert W. Lane, Chair
Crandall C. Bowles
T. Kevin Dunnigan
Arthur L. Kelly
Thomas H. Patrick

PENSION PLAN OVERSIGHT COMMITTEE
Thomas H. Patrick, Chair
Dipak C. Jain
Clayton M. Jones
Arthur L. Kelly
Antonio Madero B.
Richard B. Myers

DEERE & COMPANY 2007 HIGHLIGHTS

- Benefiting from growth worldwide, company earnings reach record $1.8 billion; sales and revenues up 9% to $24.1 billion.
- Quarterly dividend rate boosted for fifth time in four years – to 25 cents a share (adjusted to reflect 2-for-1 stock split) – representing a 127% increase over period.
- A reflection of the company's commitment to innovative growth, combined spending for R&D and capital projects reaches $1.8 billion.
- In support of reduced greenhouse-gas emissions, Deere joins U.S. EPA's Climate Leaders program and U.S. Climate Action Partnership.
- John Deere tractors and combines honored for innovation at Agritechnica, a leading European trade show that recognizes technology.
- Reflecting a strong commitment to employee safety, worldwide lost-time injury rate declines to record low.
- Deere expands small-tractor manufacturing in China with acquisition of Ningbo Benye, giving Deere more complete product line in key emerging market.
- Acquisition of LESCO, Inc., a leading supplier of consumable lawn care, landscape, and golf course products, more than doubles number of John Deere Landscapes locations.
- Partnership with Liebherr to service John Deere-powered OEM equipment expands Deere's engine service network by more than 150 locations throughout Europe.
- Benefiting from portfolio growth and strong loan quality, John Deere Credit net income tops $360 million.
- Deere listed among top corporate citizens by *CRO* magazine, a journal for corporate responsibility officers, for seventh time in eight years.
- John Deere Foundation awards $1.25 million grant to Iowa State University for construction of agricultural and biosystems engineering facility.



EZtrak line of zero-turn-radius mowers, introduced in 2007, experienced strong sales. Designed exclusively for property owners, the mowers deliver a high-quality cut as well as improved operator comfort and maneuverability. Plus, they help customers cover more acres in less time.



Manufactured at Deere's world-class facilities in Mannheim, Germany, the **E Premium Series tractors** (7530 E shown) conserve fuel and optimize horsepower thanks to an on-board 20-kilowatt electric power network. An industry first, the system runs engine cooling and certain accessories.



Building on the company's leadership in global forestry, the new John Deere **848H skidder** offers loggers increased productivity and lower operating costs. The 848H is the largest member of the John Deere skidder line.



Increased efficiency and improved productivity are hallmarks of the **310SJ backhoe loader** introduced in 2007. Manufactured in Dubuque, Iowa, the 310SJ features a 92-hp engine.



JOHN DEERE

Deere & Company One John Deere Place Moline, Illinois 61265
phone: 309.765.8000 www.JohnDeere.com

END



One of three new self-propelled sprayers that came to market in 2007, the John Deere **4830 model** features the latest in precision guidance technology and variable rate software. One result: Sections of the machine's 100-foot boom automatically shut off at end rows and waterways.